     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MARCH 8, 2000

                                                              FILE NO. 333-

                                                               FILE NO. 811-7337
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                            ------------------------

                                    FORM S-6
            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933          /X/
                                                                             / /
                                                                             / /
        REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940      /X/
                               AMENDMENT NO. 12                              /X/

                            ------------------------

                   PROTECTIVE VARIABLE LIFE SEPARATE ACCOUNT
                             (Exact Name of Trust)

                       PROTECTIVE LIFE INSURANCE COMPANY
                              (Name of Depositor)

                             2801 HIGHWAY 280 SOUTH
                           BIRMINGHAM, ALABAMA 35223
              (ADDRESS OF DEPOSITOR'S PRINCIPAL EXECUTIVE OFFICES)

                                    COPY TO:

             NANCY KANE, ESQUIRE                         STEPHEN E. ROTH, ESQUIRE
           2801 Highway 280 South                     Sutherland Asbill & Brennan LLP
          Birmingham, Alabama 35223                   1275 Pennsylvania Avenue, N.W.
         (Name and Address of Agent                     Washington, D.C. 20004-2404
           for Service of Process)

                 APPROXIMATE DATE OF PROPOSED PUBLIC OFFERING:
 As soon as practicable after the effective date of the registration statement.
                     TITLE OF SECURITIES BEING REGISTERED:
Interests in a separate account issued through variable life insurance policies.

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SECTION 8(a), SHALL DETERMINE.

PROSPECTUS

                                     [LOGO]

--------------------------------------------------------------------------------

                  Issued by: PROTECTIVE LIFE INSURANCE COMPANY

                             2801 Highway 280 South

                           Birmingham, Alabama 35223

                            Telephone (800) 866-3555
--------------------------------------------------------------------------------

    This prospectus describes the Premiere Survivor, a last survivor flexible premium variable and fixed life insurance policy offered by Protective Life Insurance Company ("Protective Life"). Please read it carefully before you invest.

    The policy is designed to provide insurance protection on the lives of two individuals and to pay a death benefit after the death of the last surviving Joint Insured.

    You have the flexibility to vary the amount and timing of premium payments as long as sufficient premiums are paid.

    The value of the life insurance policy will fluctuate with the investment performance of the investment options you select. A Fixed Account is also available.

    The prospectuses for the investment funds describe the investment objective(s) and risks of investing in the Sub-Account corresponding to each. You bear the entire investment risk for Policy Value allocated to a Sub-Account. The Policy has no guaranteed minimum Surrender Value except for amounts allocated to the Fixed Account.

    It may not be advantageous to replace existing insurance with this Policy. Within certain limits, you may return the Policy.

    POLICIES (EXCEPT FOR POLICIES ISSUED IN CERTAIN STATES) INCLUDE AN ARBITRATION PROVISION THAT MANDATES RESOLUTION OF ALL DISPUTES ARISING UNDER THE POLICY THROUGH BINDING ARBITRATION. THIS PROVISION IS INTENDED TO RESTRICT AN OWNER'S ABILITY TO LITIGATE SUCH DISPUTES. SEE "ARBITRATION".

    THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

    This policy may not be available for sale in all states.

    AN INVESTMENT IN THE POLICY IS NOT A DEPOSIT OR OBLIGATION OF, OR GUARANTEED OR ENDORSED BY, ANY BANK, NOR IS THE POLICY FEDERALLY INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENT AGENCY. AN INVESTMENT IN THE POLICY INVOLVES CERTAIN RISKS, INCLUDING THE LOSS OF PREMIUMS PAID (PRINCIPAL).

                 The date of this Prospectus is

                              PROSPECTUS CONTENTS

                                                                        PAGE
                                                                        -----
DEFINITIONS...........................................................     5
SUMMARY AND DIAGRAM OF THE POLICY.....................................     6
EXPENSE TABLES........................................................     9
GENERAL INFORMATION ABOUT PROTECTIVE LIFE, THE VARIABLE ACCOUNT AND
 THE FUNDS............................................................    11
  Protective Life Insurance Company...................................    11
  Protective Variable Life Separate Account...........................    11
  The Funds...........................................................    11
    - The PIC Funds...................................................    12
    - The Van Kampen Funds............................................    12
    - The MFS Funds...................................................    13
    - The Oppenheimer Funds...........................................    13
    - The Calvert Funds...............................................    14
    - The Van Eck Funds...............................................    14
  Other Information about the Funds...................................    14
  Other Investors in the Funds........................................    15
  Addition, Deletion or Substitution of Investments...................    15
  Voting Rights.......................................................    16
THE POLICY............................................................    16
  Parties to the Policy...............................................    16
    - Owner...........................................................    16
    - Joint Insureds..................................................    16
    - Beneficiary.....................................................    16
  Purchasing a Policy.................................................    17
  Cancellation Privilege..............................................    17
  Premiums............................................................    18
    - Minimum Initial Premium.........................................    18
    - Planned Periodic Premiums.......................................    18
    - Unscheduled Premiums............................................    18
    - Premium Limitations.............................................    18
    - No-Lapse Guarantee..............................................    18
    - Premium Payments Upon Increase in Face Amount...................    19
  Net Premium Allocations.............................................    19
  Policy Lapse and Reinstatement......................................    19
    - Lapse...........................................................    19
    - Reinstatement...................................................    20
CALCULATION OF POLICY VALUES..........................................    20
  Variable Account Value..............................................    20
    - Determination of Units..........................................    20
    - Determination of Unit Value.....................................    20
    - Net Investment Factor...........................................    20
  Fixed Account Value.................................................    20
POLICY BENEFITS.......................................................    21
  Transfers of Policy Values..........................................    21
    - General.........................................................    21
    - Telephone Transfers.............................................    21
    - Reservation of Rights...........................................    21
    - Dollar Cost Averaging...........................................    21
    - Portfolio Rebalancing...........................................    22
  Surrender Privilege.................................................    22
  Withdrawal Privilege................................................    22
  Policy Loans........................................................    23

                                                                        PAGE
                                                                        -----
    - General.........................................................    23
    - Loan Collateral.................................................    23
    - Loan Repayment..................................................    23
    - Interest........................................................    24
    - Non-Payment of Policy Loan......................................    24
    - Effect of a Policy Loan.........................................    24
  Death Benefit Proceeds..............................................    24
    - Calculation of Death Benefit Proceeds...........................    25
    - Death Benefit Options...........................................    25
    - Changing the Death Benefit Option...............................    25
  Face Amounts........................................................    25
    - Basic Face Amount...............................................    25
    - Supplemental Face Amount........................................    26
    - Changing the Face Amount........................................    26
    - Increasing the Face Amount......................................    26
    - Decreasing the Face Amount......................................    26
  Special Endorsements................................................    27
    - Estate Protection Endorsement...................................    27
    - Policy Split Option Endorsement.................................    27
  Settlement Options..................................................    28
    - Minimum Amounts.................................................    28
    - Death of Payee..................................................    28
    - Other Requirements..............................................    28
THE FIXED ACCOUNT.....................................................    29
  The Fixed Account...................................................    29
  Interest Credited on Fixed Account Value............................    29
  Payments from the Fixed Account.....................................    29
CHARGES AND DEDUCTIONS................................................    30
  Premium Expense Charge..............................................    30
  Monthly Deduction...................................................    30
    - Cost of Insurance Charge........................................    30
    - Cost of Insurance Rates.........................................    30
    - Legal Considerations Relating to Sex -- Distinct Premium
     Payments and Benefits............................................    31
    - Monthly Administration Fee......................................    32
    - Supplemental Rider Charges......................................    32
    - Mortality and Expense Risk Charge...............................    32
  Transfer Fee........................................................    32
  Surrender Charge (Contingent Deferred Sales Charge).................    32
  Withdrawal Charge...................................................    33
  Fund Expenses.......................................................    34
EXCHANGE PRIVILEGE....................................................    34
  Effect of the Exchange Offer........................................    35
    - Tax Matters.....................................................    36
    - Sales Commissions...............................................    36
ILLUSTRATIONS OF POLICY VALUES, SURRENDER VALUES, DEATH BENEFITS AND
 ACCUMULATED
 PREMIUMS.............................................................    36
OTHER POLICY BENEFITS AND PROVISIONS..................................    42
  Limits on Rights to Contest the Policy..............................    42
    - Incontestability................................................    42
    - Suicide Exclusion...............................................    42

                                                                        PAGE
                                                                        -----
  Changes in the Policy or Benefits...................................    42
    - Misstatement of Age or Sex......................................    42
    - Other Changes...................................................    42
  Suspension or Delay of Payments.....................................    42
  Reports to Policy Owners............................................    42
  Assignment..........................................................    43
  Arbitration.........................................................    43
  Supplemental Riders.................................................    43
  Reinsurance.........................................................    43
USES OF THE POLICY....................................................    43
TAX CONSIDERATIONS....................................................    44
  Introduction........................................................    44
  Tax Status of Protective Life.......................................    44
  Taxation of Life Insurance Policies.................................    44
    - Tax Status of the Policy........................................    44
    -- Diversification Requirements...................................    45
    -- Ownership Treatment............................................    45
    - Tax Treatment of Life Insurance Death Benefit Proceeds..........    45
    - Tax Deferral During Accumulation Period.........................    45
  Policies Not Owned by Individuals...................................    46
  Policies Which Are Not MEC's........................................    46
    -- Tax Treatment of Withdrawals Generally.........................    46
    -- Certain Distributions Required by the Tax Law in the First
     15 Policy Years..................................................    46
    -- Tax Treatment of Loans.........................................    46
  Policies Which Are MEC's............................................    47
    -- Characterization of a Policy as a MEC..........................    47
    -- Tax Treatment of Withdrawals, Loans, Assignments and Pledges
     under MECs.......................................................    47
    -- Penalty Tax....................................................    47
    -- Aggregation of Policies........................................    47
    - Actions to Ensure Compliance with the Tax Law...................    47
    - Other Considerations............................................    48
  Federal Income Tax Withholding......................................    48
OTHER INFORMATION ABOUT THE POLICIES AND PROTECTIVE LIFE..............    48
  Sale of the Policies................................................    48
  Corporate Purchasers................................................    49
  Protective Life Directors and Executive Officers....................    49
  State Regulation....................................................    50
  Additional Information..............................................    51
  Independent Accountants.............................................    51
  Experts.............................................................    51
  IMSA................................................................    51
  Legal Matters.......................................................    51
  Financial Statements................................................    51
INDEX TO FINANCIAL STATEMENTS.........................................   F-1
APPENDICES
  A-Examples of Death Benefit Options.................................   A-1

THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFERING IN ANY JURISDICTION IN WHICH SUCH OFFERING MAY NOT BE LAWFULLY MADE.

                                  DEFINITIONS

"We", "us", "our", "Protective Life", and "Company" refer to Protective Life Insurance Company. "You" and "your" refer to the Owner(s).

ATTAINED AGE -- A Joint Insured's age as shown in the Policy's specifications page, plus the number of complete Policy Years since the Policy Effective Date.

BASIC FACE AMOUNT -- The dollar amount selected by the Owner and shown in the Policy equal to the Face Amount less any Supplemental Face Amount.

CANCELLATION PERIOD -- Period shown in the Policy during which the Owner may exercise the cancellation privilege and return the Policy for a refund.

CASH VALUE -- Policy Value minus any applicable Surrender Charge.

DEATH BENEFIT -- The amount of insurance provided under the Policy as determined by the Death Benefit Option selected.

DEATH BENEFIT OPTION -- One of two options that an Owner may select for the computation of Death Benefit Proceeds. Level (Option A), or Increasing (Option B).

DEATH BENEFIT PROCEEDS -- The amount payable to the Beneficiary if both Joint Insureds die while the Policy is in force. It is equal to the Death Benefit plus any death benefit under any endorsement or rider to the Policy less any Policy Debt and less unpaid monthly deductions if the Last Survivor of the Joint Insureds dies during a grace period.

FACE AMOUNT -- The dollar amount selected by the Owner and shown in the Policy used to compute the death benefit. It is the sum of the Basic Face Amount plus any Supplemental Face Amount.

FIXED ACCOUNT -- Part of Protective Life's General Account to or from which Policy Value may be transferred or into which Net Premiums allocated under a Policy.

FIXED ACCOUNT VALUE -- The Policy Value in the Fixed Account.

FUND -- A separate investment portfolio of an open-end management investment company or unit investment trust in which a Sub-Account invests.

HOME OFFICE -- 2801 Highway 280 South, Birmingham, Alabama 35223.

INITIAL FACE AMOUNT -- The Face Amount on the Policy Effective Date.

ISSUE DATE -- The date the Policy is issued.

JOINT INSUREDS -- The two persons whose lives are covered by the Policy.

LAPSE -- Termination of the Policy at the expiration of the grace period while at least one of the Joint Insureds is still living.

LAST SURVIVOR OF THE JOINT INSUREDS -- The last living Joint Insured.

LOAN ACCOUNT -- An account within Protective Life's general account to which Fixed Account Value and/or Variable Account Value is transferred as collateral for Policy loans.

MONTHLY ANNIVERSARY DAY -- The same day in each month as the Policy Effective Date.

MONTHLY DEDUCTION -- The fees and charges deducted monthly from the unloaned Policy Value and/or Variable Account Value as described on the Policy specifications pages.

NET AMOUNT AT RISK -- As of any Monthly Anniversary Day, the amount by which the Death Benefit (discounted for the upcoming month) exceeds the Policy Value (before the Monthly Deduction).

NET PREMIUM -- A premium payment minus the applicable premium expense charges.

OWNER -- The person or persons who own and are entitled to exercise all rights provided under the Policy.

POLICY ANNIVERSARY -- The same day and month in each Policy Year as the Policy Effective Date.

POLICY DEBT -- The sum of all outstanding policy loans plus accrued interest.

POLICY EFFECTIVE DATE -- The date shown in the Policy as of which coverage under the Policy begins.

POLICY VALUE -- The sum of the Variable Account Value, the Fixed Account Value, and the Loan Account Value.

POLICY YEAR -- Each period of twelve months commencing with the Policy Effective Date and each Policy Anniversary thereafter.

SUB-ACCOUNT -- A separate division of the Variable Account established to invest in a particular Fund.

SUB-ACCOUNT VALUE -- The Policy Value in a Sub-Account.

SUPPLEMENTAL FACE AMOUNT -- The dollar amount selected by the Owner and shown in the Policy as Face Amount purchased in addition to the Basic Face Amount.

SURRENDER VALUE -- The Cash Value minus any outstanding Policy Debt.

VALUATION DAY -- Each day the New York Stock Exchange and the Home Office are open for business except for a day that a Sub-Account's corresponding Fund does not value its shares.

VALUATION PERIOD -- The period commencing with the close of regular trading on the New York Stock Exchange on any Valuation Day and ending at the close of regular trading on the New York Stock Exchange on the next succeeding Valuation Day.

VARIABLE ACCOUNT -- Protective Variable Life Separate Account.

VARIABLE ACCOUNT VALUE -- The sum of all Sub-Account Values.

                       SUMMARY AND DIAGRAM OF THE POLICY

    THE FOLLOWING SUMMARY OF PROSPECTUS INFORMATION AND DIAGRAM OF THE POLICY SHOULD BE READ IN CONJUNCTION WITH THE DETAILED INFORMATION APPEARING ELSEWHERE IN THIS PROSPECTUS. UNLESS OTHERWISE INDICATED, THE DESCRIPTION OF THE POLICY IN THIS PROSPECTUS ASSUMES THAT THE POLICY IS IN FORCE AND THERE IS NO OUTSTANDING POLICY DEBT.

    PURPOSE OF THE POLICY. The Policy is designed to be a long-term investment providing insurance benefits. A prospective Owner should consider the Policy in conjunction with other insurance policies he or she may own, as well as their need for insurance and the Policy's long-term investment potential. It may not be advantageous to replace existing insurance coverage with the Policy. In particular, replacement should be carefully considered if the decision to replace existing coverage is based solely on a comparison of Policy illustrations (see below).

    COMPARISON WITH UNIVERSAL LIFE INSURANCE. The Policy is similar in many ways to fixed-benefit life insurance. As with fixed-benefit life insurance: the Owner of a Policy pays premiums for insurance coverage on the persons insured; the Policy provides for accumulation of Net Premiums and a Surrender Value which is payable if the Policy is surrendered during the lifetime of either of the Joint Insureds; and the Surrender Value during the early Policy Years is likely to be substantially lower than the aggregate premiums paid. However, the Policy differs from fixed-benefit life insurance in several important respects. Unlike fixed-benefit life insurance, the Death Benefit may and the Policy Value will increase or decrease to reflect the investment performance of any Sub-Accounts to which Policy Value is allocated. There is no guaranteed minimum Surrender Value except with respect to Policy Value that is allocated to the Fixed Account. If Policy Value is insufficient to pay charges due, then, after a grace period, the Policy will lapse without value. See "Policy Lapse and Reinstatement". However, Protective Life guarantees that the Policy will remain in force during the first 5 Policy Years, as long as certain requirements related to the Minimum Monthly Premium have been met. See "Premiums -- No-Lapse Guarantee," and "Policy Loans". If a Policy lapses while loans are outstanding, certain amounts may become subject to income tax and a 10% penalty tax. (See "Tax Considerations".)

    DEATH BENEFIT OPTIONS.  Two Death Benefit options are available under the
Policy: a level death benefit ("Option A") and an increasing death benefit ("Option B"). Protective Life guarantees that the Death Benefit Proceeds will never be less than the Face Amount of insurance (less any outstanding Policy Debt and past due charges) as long as sufficient premiums are paid to keep the Policy in force. The Policy provides for a Surrender Value that can be obtained by surrendering the Policy. The Policy also permits loans and withdrawals, within limits.

    ILLUSTRATIONS. Illustrations in this prospectus or illustrations used in connection with the purchase of a Policy are based on HYPOTHETICAL rates of return. THESE RATES ARE NOT GUARANTEED. They are illustrative only and SHOULD NOT BE CONSIDERED A REPRESENTATION OF PAST OR FUTURE PERFORMANCE. Actual rates of return may be higher or lower than those reflected in Policy illustrations, and therefore, actual Policy values will be different from those illustrated.

    TAX CONSIDERATIONS. Protective Life intends for the Policy to satisfy the definition of a life insurance contract under Section 7702 of the Internal Revenue Code of 1986, as amended. A Policy may be a "modified endowment contract" under federal tax law depending upon the amount of premiums paid in relation to the Death Benefit provided under the Policy. Protective Life will monitor Policies and will attempt to notify you on a timely basis if your Policy is in jeopardy of becoming a modified endowment contract. For further discussion of the tax status of a Policy and the tax consequences of being treated as a life insurance contract or a modified endowment contract, see "Tax Considerations".

    CANCELLATION PRIVILEGE. For a limited time after the Policy is issued, you have the right to cancel your Policy and receive a refund. (See "Cancellation Privilege"). In certain states, until the end of this "Cancellation Period," Protective Life reserves the right to allocate Net Premium to the Sub-Account investing in the Oppenheimer Money Fund Sub-Account or to the Fixed Account. (See "Net Premium Allocations").

    OWNER INQUIRIES. If you have any questions, you may write or call Protective Life's Home Office at 2801 Highway 280 South, Birmingham, Alabama 35223, 1-800-265-1545.

                               DIAGRAM OF POLICY

                                 PREMIUM PAYMENTS

  - You select a payment plan but are not required to pay premiums according to the plan. You can vary the amount and frequency and can skip planned premium payments. See "Premiums" pages 18 through 19 for rules and limits.

  - The Policy's minimum initial premium and planned premium payments depend on each Joint Insured's age, sex and underwriting class, Face Amount selected, and any supplemental riders.

  - Unscheduled premium payments may be made, within limits. See page 18.

  - Under certain circumstances, extra premiums may be required to prevent lapse. See "Policy Lapse and Reinstatement" pages 19 through 20.

     DEDUCTIONS FROM PREMIUM PAYMENTS

- A premium expense charge will be deducted from each premium before allocation resulting in a "Net Premium". See page 30.

POLICY YEAR  CURRENT CHARGE  MAXIMUM CHARGE
-----------  --------------  --------------
    1-5           10%            12.5%
   6-10            5%              6%
    11+            2%             2.5%

                            ALLOCATION OF NET PREMIUM

  - You direct the allocation of Net Premium among 30 Sub-Accounts and the Fixed Account. See page 19 for rules and limits on Net Premium allocations.

  - The Sub-Accounts invest in corresponding Funds. See pages 11 through 14. Funds available are the PIC Funds, the Van Kampen Funds, the Oppenheimer Funds, the MFS Funds, the Calvert Funds and the Van Eck Funds.

  - Interest is credited on amounts allocated to the Fixed Account at a rate determined by Protective Life, but not less than an annual effective rate of 4%. See page 29 for rules and limits on Fixed Account allocations.

                           DEDUCTIONS FROM POLICY VALUE
  - Monthly Deduction includes charges for cost of insurance, administration fees, mortality and expense risk charges and charges for any supplemental rider. Monthly administration fees are currently $.06 per $1,000 of Basic Face Amount (guaranteed not to exceed $0.075 per $1,000) during Policy Years 1 through 9. This charge is not assessed after the ninth Policy Year. In addition, for the 12-month period following an increase in the Supplemental Face Amount, there is a charge based on the increase. Monthly mortality and expense risk charges are equal to .075% multiplied by the value of the assets in the Variable Account (which is equivalent to an annual rate of 0.90% of such amount) during Policy Years 1 through 10. In Policy Years 11 and thereafter the monthly mortality and expense risk charge is currently equal to .021% multiplied by the value of the assets in the Variable Account (which is equivalent to an annual rate of 0.25% of such amount) and is guaranteed not to exceed .075%. The mortality and expense risk charge is not deducted from the Fixed Account. See "Monthly Deduction" pages 30 through 32.
                              DEDUCTIONS FROM ASSETS
  - Investment advisory fees and Fund operating expenses are also deducted from the assets of each Fund.

                                   POLICY VALUE
  - Is the amount in the Sub-Accounts and in the Fixed Account credited to your Policy plus the value held in the general account to secure the Policy Debt.
  - Varies from day to day to reflect Sub-Account investment experience, interest credited on any Fixed Account allocations, charges deducted and any other Policy transactions (such as Policy loans, transfers and withdrawals). See "Calculation of Policy Value" pages 20 and 21. There is no minimum guaranteed Policy Value except with respect to amounts allocated to the Fixed Account. The Policy may lapse if the Policy Value is insufficient to cover a Monthly Deduction due. See page 19.
  - Can be transferred between and among the Sub-Accounts and the Fixed Account. A transfer fee of $25 may apply if more than 12 transfers are made in a Policy Year. See pages 21 and 22 for rules and limits. Policy loans reduce the amount available for allocations and transfers.
  - Is the starting point for calculating certain values under a Policy, such as the Cash Value, Surrender Value, and the Death Benefit used to determine Death Benefit Proceeds.

             CASH BENEFITS                         DEATH BENEFITS
- After the first Policy Year loans may be         - Available as lump sum or under a variety
  taken for amounts up to 90% of Surrender         of settlement options.
  Value, at an effective annual interest           - The minimum Face Amount is $250,000 (Basic
  rate of 6.0% during the Policy Years 2             plus Supplemental) of which at least
  through 10 and currently 4.00% thereafter          $100,000 must be Basic. The minimum
  (4.50% guaranteed). See "Policy Loans"             Supplemental Face Amount, if any, is
  pages 23 and 24 for rules and limits.              $25,000.
- After the first policy year withdrawals          - Two Death Benefit Options are available:
  generally can be made provided there is            Option A, Level (which is equal to the
  sufficient remaining Surrender Value. A            Face Amount), and Option B, Increasing
  withdrawal charge of the lesser of $25 or          (which is equal to the Face Amount plus
  2% of the withdrawal amount requested will         Policy Value). See page 25.
  apply to each withdrawal. See "Withdrawal        - Flexibility to change the Death Benefit
  Privilege" on pages 22 and 23 for rules          Option and Face Amount. See pages 25 through
  and limits.                                        27 for rules and limits.
- The Policy may be surrendered in full at         - The No-Lapse Guarantee keeps the Policy in
  any time for its Surrender Value. A                force for a 5-year period regardless of
  declining deferred sales charge is                 the sufficiency of Policy Value so long as
  assessed on surrenders during the first 12         for each month the cumulative premiums
  Policy Years. See "Surrender Charge                paid on the Policy, less any withdrawals
  (Contingent Deferred Sales Charge)"                and Policy Debt, are at least equal to the
  page 32.                                           cumulative Minimum Monthly Premium. See
- A variety of settlement options are                "No-Lapse Guarantee" page 18.
  available. See page 28.                          - Supplemental riders may be available. See
                                                     page 43.

   EXPENSE TABLES (TO BE UPDATED WHEN 1999 INFORMATION IS AVAILABLE FROM FUND
                                   MANAGERS)

    The Sub-Accounts invest in corresponding Funds. (See "The Funds" pages 10-14.) The current Funds available and the investment advisory fees and other expenses are as follows:

ANNUAL FUND EXPENSES
  (AFTER REIMBURSEMENT AND AS PERCENTAGE OF AVERAGE NET ASSETS)

                                                  MANAGEMENT       OTHER             TOTAL ANNUAL
                                                  (ADVISORY)   EXPENSES AFTER       FUND EXPENSES
                                                     FEES      REIMBURSEMENT    (AFTER REIMBURSEMENTS)
                                                  ----------   --------------   ----------------------
PROTECTIVE INVESTMENT COMPANY (PIC) (1)
  International Equity Fund.....................
  Small Cap Value Fund..........................
  Capital Growth Fund...........................
  CORE-SM- U.S. Equity Fund.....................
  Growth & Income Fund..........................
  Global Income Fund............................
VAN KAMPEN LIFE INVESTMENT TRUST
  Emerging Growth Fund..........................
  Enterprise Fund...............................
  Comstock Fund.................................
  Growth and Income Fund........................
  Strategic Stock Fund..........................
  Asset Allocation Fund.........................
MFS-REGISTERED TRADEMARK- VARIABLE INSURANCE
 TRUST-SM- (2)(3)
  New Discovery Series..........................
  Emerging Growth Series........................
  Research Series...............................
  Growth Series.................................
  Growth With Income Series.....................
  Utilities Series..............................
  Total Return Series...........................
OPPENHEIMER VARIABLE ACCOUNT FUNDS
  Aggressive Growth Fund/VA.....................
  Global Securities Fund/VA.....................
  Capital Appreciation Fund/VA..................
  Main Street Growth & Income Fund/VA...........
  High Income Fund/VA...........................
  Strategic Bond Fund/VA........................
  Money Fund/VA.................................
CALVERT VARIABLE SERIES, INC. (4)
  Social Small Cap Growth Portfolio.............
  Social Balanced Portfolio.....................
VAN ECK WORLDWIDE INSURANCE TRUST
  Worldwide Hard Assets Fund....................
  Worldwide Real Estate Fund (5)................

------------------------

(1) The annual expenses listed for all of the PIC Funds are net of certain reimbursements by PIC's investment manager. (See "The Funds".) Absent the reimbursements, total expenses for the period ended December 31, 1999 were:
    CORE-SM- U.S. Equity Fund 0.85%, Small Cap Value Fund 0.89%, International Equity Fund 1.39%, Growth and Income Fund 0.85%, Capital Growth Fund 0.86%, and Global Income Fund 1.28%. PIC's investment manager has voluntarily agreed to reimburse certain of each Fund's expenses in excess of its management fees. Although this reimbursement may be ended on 120 days notice to PIC, the investment manager has no present intention of doing so.

(2) MFS has agreed to bear expenses for these series, subject to reimbursement by these series, such that each series' "Other Expenses" shall not exceed 0.25% of the average daily net assets of these series during the current fiscal year. This waiver and reimbursement was in effect for the period ending December 31, 1999. The payments made by MFS on behalf of each series under this arrangement are subject to reimbursement by the series to MFS, which will be accomplished by the payment of an expense reimbursement fee by the series to MFS computed and paid monthly at a percentage of the series' average daily net assets for its then current fiscal year, with a limitation that immediately after such payment the series' "Other Expenses" will not exceed the percentage set forth above for that series. The obligation of MFS to bear a series "Other Expenses" pursuant to this arrangement, and the series' obligation to pay the reimbursement fee to MFS, terminates on the earlier of the date on which payments made by the series equal the prior payment of such reimbursable expenses by MFS, or December 31, 2004 (May 1, 2001 in the case of the New Discovery Series). MFS may, in its discretion, terminate this arrangement at an earlier date, provided that the arrangement will continue for each series until at least May 1, 2000, unless terminated with the consent of the board of trustees which oversees the series. Absent the reimbursements, total expenses for the New Discovery Series for the period ended December 31, 1999 were 5.22% reflecting "Other Expenses"
    of   %.

(3) Each Series has an expense offset arrangement which reduces the Series' custodian based fee based on the amount of cash maintained by the Series with its custodian and dividend disbursing agent. Each Series may enter into other such arrangements and directed brokerage arrangements which would also have the effect of reducing the Series' expenses. Expenses do not take into account these expense reductions and are therefore higher than the actual expenses of the Series. Had this offset been incorporated into the reported expenses, the "Other Expenses" for the New Discovery Series would appear on
    the Expenses table as    % and in footnote (2) as    %, and the "other
    Expenses" for the Utilities Series would appear on the Expenses table as 0.23%.

(4) The figures have been restated to reflect an increase in transfer agency expenses (the addition of 0.01%) for the Calvert Social Balanced Portfolio expected to be incurred in 2000. "Other Expenses" reflect an indirect fee. Net fund operating expenses after reductions for fees paid indirectly (again, restated for the Calvert Social Balanced Portfolio) would be 0.86% for Calvert Social Balanced and 1.12% for Calvert Social Small Cap Growth.

(5) Van Eck Associates Corporation (the "Adviser") earned fees for investment management and advisory services. The fee is based on an annual rate of 1% of the average daily net assets. The Adviser also agreed to assume expenses exceeding 1% of average daily net assets except interest, taxes, brokerage commissions and extraordinary expenses for 2000. Absent this reimbursement, total expenses for the Van Eck Worldwide Real Estate Fund would have been
       % reflecting "Management Fees" of    % and "Other Expenses" of    %.
    Certain of the officers and trustees of the Trust are officers, directors or stockholders of the Adviser and Van Eck Securities Corporation. As of December 31, 1999, the Adviser owned 39% of the outstanding shares of beneficial interest of the Fund.

    The above tables are intended to assist the owner in understanding the costs and expenses that he or she will bear directly or indirectly. The tables reflect the investment management fees and other expenses and total expenses for each Fund for the year ended December 31, 1999. For a more complete description of the various costs and expenses see "Charges and Deductions" and the prospectus for each of the Funds, which accompany this prospectus.

                   GENERAL INFORMATION ABOUT PROTECTIVE LIFE,
                       THE VARIABLE ACCOUNT AND THE FUNDS

PROTECTIVE LIFE INSURANCE COMPANY

    Protective Life is a Tennessee stock life insurance company. Founded in 1907, Protective Life offers individual life and health insurance, annuities, group life and health insurance, and guaranteed investment contracts. Protective Life is currently licensed to transact life insurance business in 49 states and the District of Columbia. As of December 31, 1999, Protective Life had total assets of approximately $ - billion. Protective Life is the principal operating subsidiary of Protective Life Corporation ("PLC"), an insurance holding company whose stock is traded on the New York Stock Exchange. PLC, a Delaware corporation, had consolidated assets of approximately $13 billion at December 31, 1999.

PROTECTIVE VARIABLE LIFE SEPARATE ACCOUNT

    Protective Variable Life Separate Account is a separate investment account of Protective Life established under Tennessee law by the board of directors of Protective Life on February 22, 1995. The Variable Account is registered with the Securities and Exchange Commission ("SEC") as a unit investment trust under the Investment Company Act of 1940 (the "1940 Act") and is a "separate account" within the meaning of the federal securities laws. This registration does not involve supervision by the SEC of the management or investment policies of practices or the Variable Account.

    Protective Life owns the assets of the Variable Account. These assets are held separate from other assets and are not part of Protective Life's General Account. Assets of the Variable Account equal to the reserves or other contract liabilities of the Variable Account will not be charged with liabilities that arise from any other business that Protective Life conducts. Protective Life may transfer to its General Account any assets of the Variable Account which exceed the reserves and other contract liabilities of the Variable Account (which always are at least equal to the aggregate Surrender Values under the Policies). Protective Life may accumulate in the Variable Account the charge for mortality and expense risks and investment results applicable to those assets that are in excess of the reserves and other contract liabilities related to the Policies. Protective Life is obligated to pay all benefits provided under the Policies.

    The Variable Account is divided into Sub-Accounts. The income, gains or losses, whether or not realized, from the assets of each Sub-Account are credited to or charged against that Sub-Account without regard to any other income, gains or losses of Protective Life. Each Sub-Account invests exclusively in shares of a corresponding Fund. Therefore, the investment experience of your Policy depends on the experience of the Sub-Accounts you select. In the future, the Variable Account may include other Sub-Accounts that are not available under the Policies and are not otherwise discussed in this Prospectus.

    Currently, thirty Sub-Accounts of the Variable Account are available under the Policies: PIC International Equity; PIC Small Cap Value; PIC Capital Growth; PIC CORE-SM- U.S. Equity; PIC Growth and Income; PIC Global Income; Van Kampen Emerging Growth; Van Kampen Enterprise; Van Kampen Comstock; Van Kampen Growth and Income; Van Kampen Strategic Stock; Van Kampen Asset Allocation; MFS New Discovery; MFS Emerging Growth; MFS Research; MFS Growth; MFS Growth With Income; MFS Utilities; MFS Total Return; Oppenheimer Aggressive Growth; Oppenheimer Global Securities: Oppenheimer Capital Appreciation; Oppenheimer Main Street Growth & Income; Oppenheimer High Income; Oppenheimer Strategic Bond; Oppenheimer Money Fund; Calvert Social Small Cap Growth; Calvert Social Balanced; Van Eck Worldwide Hard Assets; and Van Eck Worldwide Real Estate.

THE FUNDS

    Each Sub-Account invests in a corresponding Fund. Each Fund is an investment portfolio of one of the following investment companies: Protective Investment Company (the "PIC Funds") managed by Protective Investment Advisors, Inc. and subadvised by Goldman Sachs Asset Management or Goldman Sachs Asset Management International; Van Kampen Life Investment Trust managed by Van Kampen

Asset Management, Inc. (the "Van Kampen Funds"); Oppenheimer Variable Account Funds (the "Oppenheimer Funds") managed by OppenheimerFunds, Inc.; MFS-Registered Trademark- Variable Insurance Trust-SM- (the "MFS Funds") managed by MFS Investment Management; Calvert Variable Series, Inc. (the "Calvert Funds") managed by Calvert Asset Management Company, Inc.; or Van Eck Worldwide Insurance Trust (the "Van Eck Funds") managed by Van Eck Associates Corporation. Shares of these Funds are offered only to: (1) the Variable Account, (2) other separate accounts of Protective Life supporting variable annuity contracts or variable life insurance policies, (3) separate accounts of other life insurance companies supporting variable annuity contracts or variable life insurance policies, and (4) certain qualified retirement plans. Such shares are not offered directly to investors but are available only through the purchase of such contracts or policies or through such plans. See the prospectus for each Fund for details about that Fund.

    There is no guarantee that any Fund will meet its investment objectives. Please refer to the prospectus for each of the Funds you are considering for more information.

PROTECTIVE INVESTMENT COMPANY (PIC)

    INTERNATIONAL EQUITY FUND. This Fund seeks long-term capital appreciation. This Fund will pursue its objectives by investing substantially all, and at least 65% of total assets in equity and equity-related securities of companies that are organized outside the United States or whose securities are primarily traded outside the United States.

    SMALL CAP VALUE FUND. This Fund seeks long-term capital growth. This Fund will pursue its objectives by investing, under normal circumstances, at least 65% of its total assets in equity securities of companies with public stock market capitalizations of $1 billion or less at the time of investment.

    CAPITAL GROWTH FUND. This Fund seeks long-term capital growth. The Fund will pursue its objective by investing, under normal circumstances, at least 90% of its total assets in a diversified portfolio of equity securities having long-term capital appreciation potential.

    CORE-SM- U.S. EQUITY FUND. This Fund seeks a total return consisting of capital appreciation plus dividend income. This Fund will pursue its objective by investing, under normal circumstances, at least 90% of its total assets in equity securities selected using both fundamental research and a variety of quantitative techniques in seeking to maximize the Fund's expected return, while maintaining risk, style, capitalization and industry characteristics similar to the S&P 500 Index.

    GROWTH AND INCOME FUND. This Fund seeks long-term growth of capital and growth of income. This Fund will pursue its objectives by investing, under normal circumstances, at least 65% of its total assets in equity securities having favorable prospects of capital appreciation and/or dividend paying ability.

    GLOBAL INCOME FUND. This Fund seeks high total return, emphasizing current income and, to a lesser extent, providing opportunities for capital appreciation. This Fund will pursue its objectives by investing primarily in high quality fixed-income securities of U.S. and foreign issuers and through foreign currency transactions.

VAN KAMPEN LIFE INVESTMENT TRUST

    EMERGING GROWTH PORTFOLIO This Fund seeks capital appreciation through investment in common stocks of small and medium sized emerging growth companies.

    ENTERPRISE PORTFOLIO This Fund seeks capital appreciation through investment in securities believed by the Fund's investment adviser to have above average potential for capital appreciation.

    COMSTOCK PORTFOLIO This Fund seeks capital growth and income through investments in equity securities, including common stocks, preferred stocks and securities convertible into common and preferred stocks.

    GROWTH AND INCOME This Fund seeks income and long-term growth of capital through investments in income-producing equity securities.

    STRATEGIC STOCK PORTFOLIO This Fund seeks above average total return through a combination of potential capital appreciation and dividend income consistent with the preservation of investment capital.

    ASSET ALLOCATION PORTFOLIO This Fund seeks high total investment return consistent with prudent investment risk through a fully managed investment policy utilizing equity securities as well as investment grade intermediate and long-term debt securities and money market securities. Total investment return consists of current income (including dividends, interest and discount accruals) and capital appreciation or depreciation.

MFS-REGISTERED TRADEMARK- VARIABLE INSURANCE TRUST-SM-

    NEW DISCOVERY SERIES.  This Fund seeks to provide capital appreciation.

    EMERGING GROWTH SERIES. This Fund seeks to provide long-term growth of capital.

    RESEARCH SERIES. This Fund seeks to provide long-term growth of capital and future income.

    GROWTH SERIES. This Fund seeks long-term growth of capital and future income rather than current income by investing primarily in common stocks and related securities, such as preferred stocks, convertible securities and depositary receipts for those securities of companies the Fund's investment advisor believes offer better than average prospects for long-term growth.

    GROWTH WITH INCOME SERIES. This Fund seeks to provide reasonable current income and long-term growth of capital and income.

    UTILITIES SERIES. This Fund seeks to provide capital growth and current income above that available from a portfolio invested entirely in equity securities.

    TOTAL RETURN SERIES. This Fund seeks primarily to provide above-average income (compared to a portfolio invested entirely in equity securities) consistent with the prudent employment of capital and secondarily to provide a reasonable opportunity for growth of capital and income.

OPPENHEIMER VARIABLE ACCOUNT FUNDS

    AGGRESSIVE GROWTH FUND/VA. This Fund seeks to achieve long-term capital appreciation by investing in "growth-type" companies.

    GLOBAL SECURITIES FUND/VA. This Fund seeks long-term capital appreciation by investing in securities of foreign issuers, "growth-type" companies and cyclical industries.

    CAPITAL APPRECIATION FUND/VA. This Fund seeks to achieve long-term capital appreciation by investing in securities of well-known established companies.

    MAIN STREET GROWTH & INCOME FUND/VA. This Fund seeks a high total return (which includes growth in the value of its shares as well as current income) from equity and debt securities. From time to time this Fund may focus on small to medium capitalization common stocks, bonds and convertible securities.

    HIGH INCOME FUND/VA. This Fund seeks a high level of current income from investment in high yield fixed-income securities.

    STRATEGIC BOND FUND/VA. This Fund seeks a high level of current income principally derived from interest on debt securities and seeks to enhance such income by writing covered call options on debt securities.

    MONEY FUND/VA. This Fund seeks maximum current income from investments in "money market" securities consistent with low capital risk and the maintenance of liquidity. AN INVESTMENT IN THE MONEY

FUND IS NOT INSURED OR GUARANTEED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENT AGENCY. ALTHOUGH THE FUND SEEKS TO PRESERVE THE VALUE OF YOUR INVESTMENT AT $1.00 PER SHARE, IT IS POSSIBLE TO LOSE MONEY BY INVESTING IN THE FUND.

CALVERT VARIABLE SERIES, INC.

    SOCIAL SMALL CAP GROWTH PORTFOLIO. This Fund seeks to provide long-term capital appreciation by investing in the equity securities of companies that have small market capitalization.

    SOCIAL BALANCED PORTFOLIO. This Fund seeks to achieve a total return above the rate of inflation through an actively managed, non-diversified portfolio of common and preferred stocks, bonds, and money market instruments that offer income and capital growth opportunity and that satisfy the social criteria established for the Fund.

VAN ECK WORLDWIDE INSURANCE TRUST

    WORLDWIDE HARD ASSETS FUND. This Fund seeks long-term capital appreciation by investing primarily in "Hard Asset Securities". Hard Asset Securities are the stocks, bonds and other securities of companies that derive at least 50% of gross revenue or profit from the exploration, development, production or distribution of (together "Hard Assets"):

    -  precious metals,

    -  natural resources,

    -  real estate; and

    -  commodities.

    WORLDWIDE REAL ESTATE FUND. This Fund seeks a high return by investing in equity securities of companies that own real estate or that principally do business in real estate.

    THERE IS NO ASSURANCE THAT THE STATED OBJECTIVES AND POLICIES OF ANY OF THE FUNDS WILL BE ACHIEVED.

    Certain Funds may have investment objectives and policies similar to other mutual funds (sometimes having similar names) that are managed by the same investment adviser or manager. The investment results of the Funds, however, may be more or less favorable than the results of such other mutual funds. Protective Life does not guarantee or make any representation that the investment results of any Fund is, or will be, comparable to any other mutual fund, even one with the same investment adviser or manager.

    MORE DETAILED INFORMATION CONCERNING THE INVESTMENT OBJECTIVES, POLICIES AND RESTRICTIONS OF THE FUNDS, THE EXPENSES OF THE FUNDS, THE RISKS OF INVESTING IN THE FUNDS AND OTHER ASPECTS OF THEIR OPERATIONS CAN BE FOUND IN THE CURRENT PROSPECTUSES FOR THE FUNDS, WHICH ACCOMPANY THIS PROSPECTUS, AND THE CURRENT STATEMENT OF ADDITIONAL INFORMATION FOR EACH OF THE FUNDS. THE FUNDS' PROSPECTUSES SHOULD BE READ CAREFULLY BEFORE ANY DECISION IS MADE CONCERNING THE ALLOCATION OF NET PREMIUMS OR TRANSFERS AMONG THE SUB-ACCOUNTS.

OTHER INFORMATION ABOUT THE FUNDS

    Each Fund sells its shares to the Variable Account under a participation agreement between the appropriate investment company and Protective Life. The termination provisions of these agreements vary. The Variable Account would not be able to purchase additional shares of a Fund if the participation agreement relating to the Fund terminates. Owners would not be able to allocate assets in the Variable Account or premiums to Sub-Accounts investing in that Fund. In certain circumstances, it is also possible that a Fund may refuse to sell its shares to the Variable Account despite the fact that the participation agreement relating to that Fund has not been terminated. Should a Fund decide to discontinue selling its shares to the Variable Account, Protective Life would not be able to honor requests from Owners to allocate premiums or transfer Account Value to the Sub-Account investing in shares of that Fund.

    Protective Life has entered into agreements with the investment managers or advisers of several of the Funds under which the investment manager or adviser pays Protective Life a servicing fee based upon an annual percentage of the average daily net assets invested by the Variable Account (and other separate accounts of Protective Life) in the Funds managed by that manager or adviser. These amounts are intended to compensate us for the administrative and other services we provide to the Funds. Managers or advisers paying fees under these agreements do not increase the fees or expenses the Funds or their shareholders pay.

OTHER INVESTORS IN THE FUNDS

    PIC currently sells shares of its Funds only to Protective Life as the underlying investment for the Variable Account as well as for variable annuity contracts issued through Protective Life and its subsidiary Protective Life and Annuity Insurance Company. PIC may in the future sell shares of its Funds to other separate accounts of Protective Life or its life insurance company affiliates supporting other variable annuity contracts or variable life insurance policies. In addition, upon obtaining regulatory approval, PIC may sell shares to certain retirement plans qualifying under Section 401 of the Code. Protective Life currently does not forsee any disadvantages to Owners that would arise from the possible sale of shares to support its variable annuity contracts or those of its affiliates or from the possible sale of shares to such retirement plans. However, the board of directors of PIC will monitor events in order to identify any material irreconcilable conflicts that might possibly arise if such shares were also offered to support variable life insurance policies other than the Policies or variable annuity contracts or to retirement plans. In event of such a conflict, the board of directors would determine what action, if any, should be taken in response to the conflict. In addition, if Protective Life believes that PIC's response to any such conflicts does not provide enough protection for Owners, it will take appropriate action on its own, including withdrawing the Variable Account's investment in the Fund. (See the PIC prospectus for more detail.)

    Shares of the Van Kampen Funds, Oppenheimer Funds, MFS Funds, Calvert Funds and Van Eck Funds are sold to separate accounts of insurance companies, which may or may not be affiliated with Protective Life or each other, a practice known as "shared funding." They may also be sold to separate accounts to serve as the underlying investment for both variable annuity contracts and variable life insurance policies, a practice known as "mixed funding." Shares of some of these Funds may also be sold to certain qualified pension and retirement plans. As a result, there is a possibility that a material conflict may arise among and between the interests of Policy Owners and other of the Fund's various investors. In the event of any such material conflicts, Protective Life will consider what action may be appropriate, including removing the Fund from the Variable Account or replacing the Fund with another fund. As is the case with PIC, the board of directors (or trustees) of each of the Van Kampen Funds, Oppenheimer Funds, MFS Funds, Calvert Funds and Van Eck Funds monitors events related to their Funds to identify possible material irreconcilable conflicts among and between the interests of the Fund's various investors. There are certain risks associated with mixed and shared funding and with the sale of shares to qualified pension and retirement plans, as disclosed in each Fund's prospectus.

ADDITION, DELETION OR SUBSTITUTION OF INVESTMENTS

    Protective Life may make additions to, deletions from, or substitutions for the shares that are held in or purchased by the Variable Account. If the shares of a Fund are no longer available for investment or further investment in any Fund should become inappropriate in view of the purposes of the Variable Account, Protective Life may redeem the shares of that Fund and substitute shares of another Fund. Protective Life will not substitute any shares without notice and any necessary approval of the SEC and state insurance authorities.

    Protective Life also reserves the right to establish additional Sub-Accounts of the Variable Account, which would each invest in shares corresponding to a new Fund. Subject to applicable law and any required SEC approval, Protective Life may establish new Sub-Accounts or eliminate one or more Sub-Accounts if marketing needs, tax considerations or investment conditions warrant. Any new Sub-Accounts may be made available to existing Owner(s).

    If any of these substitutions or changes are made, Protective Life may by appropriate endorsement change the Policy to reflect the substitution or other change. If Protective Life deems it to be in the best interest of Owner(s), the Variable Account may be operated as a management investment company under the 1940 Act, it may be deregistered under that Act if registration is no longer required, or it may be combined with other Protective Life separate accounts. Protective Life may make any changes to the Variable Account required by the 1940 Act or other applicable law or regulation.

VOTING RIGHTS

    Protective Life is the legal owner of Fund shares held by the Sub-Accounts and has the right to vote on all matters submitted to shareholders of the Funds. However, in accordance with applicable law, Protective Life will vote shares held in the Sub-Accounts at meetings of shareholders of the Funds in accordance with instructions received from Owners with Policy Value in the Sub-Accounts. Should Protective Life determine that it is permitted to vote such shares in its own right, it may elect to do so.

    Protective Life will send Owners voting instruction forms and other voting materials (such as Fund proxy statements, reports and other proxy materials) prior to shareholders meetings. The number of votes as to which an Owner may give instructions is calculated separately for each Sub-Account and may include fractional votes.

    An Owner holds a voting interest in each Sub-Account to which Variable Policy Value is allocated under his or her Policy. Owners only have voting interests while a Joint Insured is alive. The number of votes for which an Owner may give instructions is based on the Owner's percentage interest of a Sub-Account determined as of the date established by the Fund for determining shareholders eligible to vote at the relevant meeting of that Fund.

    Shares as to which no timely instructions are received and shares held directly by Protective Life are voted by Protective Life in proportion to the voting instructions that are received with respect to all Policies participating in a Sub-Account. Voting instructions to abstain on any item are applied to reduce the votes eligible to be cast on that item.

    Protective Life may, if required by state insurance officials, disregard Owner voting instructions if such instructions would require shares to be voted so as to cause a change in sub-classification or investment objectives of one or more of the Funds, or to approve or disapprove the investment management agreement or an investment advisory agreement. In addition, Protective Life may under certain circumstances disregard voting instructions that would require changes in the investment management agreement, investment manager, an investment advisory agreement or an investment adviser of one or more of the Funds, provided that Protective Life reasonably disapproves of such changes in accordance with applicable regulations under the 1940 Act. If Protective Life ever disregards voting instructions, Owners will be advised of that action and of the reasons for such action in the next semiannual report.

                                   THE POLICY

PARTIES TO THE POLICY

    OWNER The Owner is the person or persons who own the Policy and are entitled to exercise all rights provided under the Policy. Joint Insureds are the Owners unless a different person or persons are named as Owner in the application. All Owners must authorize the exercise of any right under the Policy. A change in the Owner(s) may have adverse tax consequences. (See "Tax Considerations.")

    JOINT INSUREDS The Joint Insureds are the two persons whose lives are covered by the Policy.

    BENEFICIARY The Beneficiary is the person or persons who may receive the benefits of this Policy upon the death of the Last Survivor of the Joint Insureds.

    If no Beneficiary designation is in effect or if no Beneficiary is living at the time of the Last Survivor of the Joint Insureds' death, the Owner will be the Beneficiary or, if the Owner is no longer living, the estate of the Owner will be the Beneficiary.

PURCHASING A POLICY

    To purchase a Policy, a prospective Owner must submit a completed application and at least the minimum initial premium payment through a licensed representative of Protective Life who is also a registered representative of a broker-dealer having a distribution agreement with Investment
Distributors, Inc. ("IDI"). See "Premiums," below. Protective Life requires satisfactory evidence of the insurability, which may include a medical examination of the Joint Insureds. Generally, Protective Life will issue a Policy covering Insureds up to age 85 if evidence of insurability satisfies Protective Life's underwriting rules. Acceptance of an application depends on Protective Life's underwriting rules, and Protective Life may reject an application for any reason. With the consent of the Owner, a Policy may be issued on a basis other than that applied for (I.E., on a higher premium class basis due to increased risk factors). A POLICY IS ISSUED AFTER PROTECTIVE LIFE APPROVES THE APPLICATION. PREMIUM IS NOT A REQUIREMENT TO ISSUE A POLICY. PREMIUM MAY BE COLLECTED AT THE TIME OF POLICY DELIVERY.

    Insurance coverage under a Policy begins on the Policy Effective Date. Temporary life insurance coverage also may be provided under the terms of a temporary insurance agreement. Under such agreements, the total amount of insurance which may become effective prior to delivery of the Policy may not exceed $500,000 (including the amount of any life insurance and accidental death benefits then in force or applied for with the Company) and may not be in effect for more than 90 days.

    In order to obtain a more favorable Issue Age, Protective Life may permit the Owner to "backdate" a Policy by electing a Policy Effective Date up to six months prior to the date of the original application. Charges for the Monthly Deduction for the backdated period are deducted as of the Policy Effective Date and the calculation of the No-Lapse Guarantee will include the Minimum Monthly Premium for the backdated period.

CANCELLATION PRIVILEGE

    You may cancel your Policy for a refund during the Cancellation Period by returning it to Protective Life's Home Office or to the sales representative who sold it along with a written cancellation request. The Cancellation Period is determined by the law of the state in which the application is signed and is shown in your Policy. In most states it expires at the latest of

    (1) ten days after you receive your Policy,

    (2) 45 days after you sign your application, or

    (3) ten days after Protective Life mails or delivers a Notice of Right of Withdrawal.

    Return of the Policy by mail is effective upon receipt by Protective Life. We will treat the Policy as if it had never been issued. Within seven calendar days after receiving the returned Policy, Protective Life will refund the sum of

    (1) the difference between premiums paid and amounts allocated to the Fixed Account or the Variable Account,

    (2) Fixed Account Value determined as of the date the returned Policy is received, and

    (3) Variable Account Value determined as of the date the returned Policy is received.

    This amount may be more or less than the aggregate premiums paid. In states where required, Protective Life will refund premiums paid.

PREMIUMS

    MINIMUM INITIAL PREMIUM. The minimum initial premium required depends on a number of factors, including the age, sex and rate class of each proposed Joint Insured, the Initial Face Amount requested by the applicant, any supplemental riders requested by the applicant and the planned periodic premiums that the applicant selects. See "Planned Periodic Premiums," below. Consult your sales representative for information about the initial premium required for the coverage you desire.

    PLANNED PERIODIC PREMIUMS. In the application the Owner selects a plan for paying level premiums at specified intervals (e.g., quarterly, semi-annually or annually). At the Owner's election, we will also arrange for payment of planned periodic premiums on a monthly basis (on any day except the 29th, 30th, or 31st of a month) under a pre-authorized payment arrangement. You are not required to pay premiums in accordance with these plans. You can pay more or less than planned or skip a planned periodic premium entirely. (See, however, "Policy Lapse and Reinstatement"). Subject to the limits described below, you can change the amount and frequency of planned periodic premiums whenever you want by written notice to Protective Life at the Home Office.

    Unless you have arranged to pay planned periodic premiums by pre-authorized payment arrangement or have otherwise requested, you will be sent reminder notices for planned periodic premiums.

    UNSCHEDULED PREMIUMS. Subject to the limitations described below, additional unscheduled premiums may be paid in any amount and at any time. By written notice to Protective Life at the Home Office, the Owner may specify that all unscheduled premiums are to be applied as repayments of Policy Debt, if any.

    PREMIUM LIMITATIONS. Premiums may be paid by any method acceptable to Protective Life. If by check, the check must be from an Owner (or the Owner's designee other than a sales representative), payable to Protective Life Insurance Company, and be dated prior to its receipt at the Home Office.

    Additional limitations apply to premiums. Premium payments must be at least $150 ($50 if paid monthly by a pre-authorized payment arrangement) and must be remitted to the Home Office. (See "Net Premium Allocations.") Protective Life also reserves the right to limit the amount of any premium payment. In addition, at any point in time aggregate premiums paid under a Policy may not exceed guideline premium payment limitations for life insurance policies set forth in the Internal Revenue Code. Protective Life will immediately refund any portion of any premium payment that is determined to be in excess of the limits established by law to qualify a Policy as a contract for life insurance. Protective Life will monitor Policies and will attempt to notify the Owner on a timely basis if his or her Policy is in jeopardy of becoming a modified endowment contract under the Internal Revenue Code. (See "Tax Considerations".)

    NO-LAPSE GUARANTEE. In return for paying the Minimum Monthly Premium specified in the Policy or an amount equivalent thereto by the Monthly Anniversary Day, Protective Life guarantees that a Policy and its associated riders and endorsements will remain in force during the first 5 Policy Years regardless of the Policy Value, if, for each month that the Policy has been in force since the Policy Effective Date, the total premiums paid less any withdrawals and Policy Debt is greater than or equal to the Minimum Monthly Premium (shown in the Policy) multiplied by the number of complete policy months since the Policy Effective Date, including the current policy month. The Minimum Monthly Premium is calculated for each Policy based on the age, sex and rate class of each Joint Insured, the requested Face Amount and any supplemental riders. We will NOT notify you in the event the No-Lapse Guarantee is no longer in effect.

    If you increase your Policy's Face Amount or change benefits while the No-Lapse Guarantee is in effect, Protective Life will NOT EXTEND the period of this guarantee. The guarantee period is based on the Policy Effective Date. However, upon an increase in Face Amount, Protective Life will recalculate the Minimum Monthly Premium, which will generally also increase. Any other change in the benefits provided under this Policy or its riders which is made after the Policy Effective Date and during the period of the No-Lapse Guarantee also may result in a change to the Minimum Monthly Premium. Protective Life will notify you of any change in the Minimum Monthly Premium and will amend your Policy to reflect the change.

    PREMIUM PAYMENTS UPON INCREASE IN FACE AMOUNT. Depending on the Policy Value at the time of an increase in the Face Amount and the amount of the increase requested, an additional premium payment may be necessary or a change in the amount of planned periodic premiums may be advisable. (See "Death Benefit Proceeds".) You will be notified if a premium payment is necessary or a change appropriate.

NET PREMIUM ALLOCATIONS

    Owners must indicate in the application how Net Premiums are to be allocated to the Sub-Accounts and/or to the Fixed Account. These allocation instructions apply to both initial and subsequent Net Premiums. Owners may change the allocation instructions in effect at any time by written notice to Protective Life at the Home Office. Whole percentages must be used. The sum of allocations to the Sub-Accounts and the Fixed Account must be equal to 100% of any Net Premiums. Protective Life reserves the right to establish (i) a limitation on the number of Sub-Accounts to which Net Premiums may be allocated and/or (ii) a minimum allocation requirement for the Sub-Accounts and the Fixed Account.

    For Policies issued in states where, upon cancellation during the Cancellation Period, Protective Life returns at least your premiums, Protective Life reserves the right to allocate your initial Net Premium (and any subsequent Net Premiums paid during the Cancellation Period) to the Oppenheimer Money Fund Sub-Account or the Fixed Account until the expiration of the number of days in the Cancellation Period plus 6 days starting from the date that the Policy is mailed from the Home Office. Thereafter, the Policy Value in the Oppenheimer Money Fund Sub-Account or the Fixed Account and all Net Premiums will be allocated according to your allocation instructions then in effect.

    Planned periodic premiums and unscheduled premiums not requiring additional underwriting will be credited to the Policy and the Net Premiums will be invested as requested on the Valuation Date they are received by the Home Office. However, any premium paid in connection with an increase in Face Amount will be allocated to the Fixed Account until underwriting has been completed. When approved, the Policy Value in the Fixed Account attributable to the resulting Net Premium will be reallocated in accordance to your allocation instructions then in effect. If an additional premium payment is rejected, Protective Life will return the premium immediately, without any adjustment for investment experience.

    Unless designated by the Owner as a loan repayment, premiums received from Owners (other than planned periodic premiums) are treated as unscheduled premiums.

POLICY LAPSE AND REINSTATEMENT

    LAPSE. Unlike a conventional life insurance policy, failure to pay planned periodic premiums will not necessarily cause a Policy to lapse. Conversely, paying all planned periodic premiums will not necessarily prevent a Policy from lapsing. Except when the No-Lapse Guarantee is in effect, a Policy will lapse if its Surrender Value is insufficient to cover the Monthly Deduction (See "Monthly Deduction") on the Monthly Anniversary Day.

    If the Surrender Value on a Monthly Anniversary Day is less than the amount of the Monthly Deduction due on that date and the No-Lapse Guarantee is not in effect, the Policy will be in default and a grace period will begin. This could happen if investment experience has been sufficiently unfavorable that it has resulted in a decrease in Policy Value or the Policy Value has decreased because you have not paid sufficient Net Premiums to offset prior Monthly Deductions.

    In the event of a Policy default, the Owner has a 61-day grace period to make a payment of Net Premium at least sufficient to cover the current and past-due Monthly Deductions. Protective Life will send to the Owner, at the last known address and the last known address of any assignee of record, notice of the premium required to prevent lapse. The grace period will begin when the notice is sent. A Policy will remain in effect during the grace period. If the Last Survivor of the Joint Insureds should die during the grace period, the Death Benefit Proceeds payable to the Beneficiary will reflect a reduction for the Monthly Deductions due on or before the date of the Last Survivor of the Joint Insureds' death as well as any unpaid Policy Debt. See "Death Benefit Proceeds". Unless the premium stated in the notice is paid before the grace period ends, the Policy will lapse.

    REINSTATEMENT. An Owner may reinstate a Policy within 5 years of its lapse provided that: (1) a request for reinstatement is made by written notice received by Protective Life at the Home Office, (2) one of the Joint Insureds is still living, (3) the Owner pays Net Premiums equal to (a) all Monthly Deductions that were due but unpaid during the grace period, and (b) which are at least sufficient to keep the reinstated Policy in force for three months,
(4) Protective Life is provided with satisfactory evidence of insurability,
(5) the Owner repays or reinstates any Policy Debt which existed at the end of the grace period and (6) the Policy has not been surrendered. The "Approval Date" of a reinstated Policy is the date that Protective Life approves the Owner's request for reinstatement and requirements 1-6 above have been met.

                          CALCULATION OF POLICY VALUES

VARIABLE ACCOUNT VALUE

    THE VARIABLE ACCOUNT VALUE REFLECTS THE INVESTMENT EXPERIENCE OF THE SUB-ACCOUNTS TO WHICH IT IS ALLOCATED, ANY PREMIUMS ALLOCATED TO THE SUB-ACCOUNTS, TRANSFERS IN OR OUT OF THE SUB-ACCOUNTS, OR ANY WITHDRAWALS OF VARIABLE ACCOUNT VALUE. THERE IS NO GUARANTEED MINIMUM VARIABLE ACCOUNT VALUE. A POLICY'S VARIABLE ACCOUNT VALUE THEREFORE DEPENDS UPON A NUMBER OF FACTORS. THE VARIABLE ACCOUNT VALUE FOR A POLICY AT ANY TIME IS THE SUM OF THE SUB-ACCOUNT VALUES FOR THE POLICY ON THE VALUATION DAY MOST RECENTLY COMPLETED.

    DETERMINATION OF UNITS. For each Sub-Account, the Net Premium(s) or Policy Value transferred are converted into units. The number of units credited is determined by dividing the dollar amount directed to each Sub-Account by the value of the unit for that Sub-Account for the Valuation Day on which the Net Premium(s) or transferred amount is invested in the Sub-Account. Therefore, Net Premiums allocated to or amounts transferred to a Sub-Account under a Policy increase the number of units of that Sub-Account credited to the Policy.

    DETERMINATION OF UNIT VALUE. The unit value at the end of every Valuation Day is the unit value at the end of the previous Valuation Day times the net investment factor, as described below. The Sub-Account Value for a Policy is determined on any day by multiplying the number of units attributable to the Policy in that Sub-Account by the unit value for that Sub-Account on that day.

    NET INVESTMENT FACTOR. The net investment factor is an index applied to measure the investment performance of a Sub-Account from one Valuation Period to the next. Each Sub-Account has a net investment factor for each Valuation Period which may be greater or less than one. Therefore, the value of a unit may increase or decrease. The net investment factor for any Sub-Account for any Valuation Period is determined by dividing (1) by (2), where:

(1) is the result of:

        a. the net asset value per share of the Fund held in the Sub-Account, determined at the end of the current Valuation Period; plus

        b. the per share amount of any dividend or capital gain distributions made by the Fund to the Sub-Account, if the "ex-dividend" date occurs during the current Valuation Period; plus or minus

        c. a per share charge or credit for any taxes reserved for, which is determined by Protective Life to have resulted from the operations of the Sub-Account.

(2) is the net asset value per share of the Fund held in the Sub-Account, determined at the end of the last prior Valuation Period.

FIXED ACCOUNT VALUE

    The Fixed Account Value under a Policy at any time is equal to: (1) the Net Premium(s) allocated to the Fixed Account, plus (2) amounts transferred to the Fixed Account, plus (3) interest credited to the Fixed Account, less
(4) transfers from the Fixed Account (including any transfer fees deducted), less

(5) withdrawals from the Fixed Account (including any withdrawal charges deducted), less (6) surrender charges deducted in the event of a decrease in Face Amount, less (7) Monthly Deductions. See "The Fixed Account," for a discussion of how interest is credited to the Fixed Account.

                                POLICY BENEFITS

TRANSFERS OF POLICY VALUES

    GENERAL. Upon receipt of written notice to Protective Life at the Home Office at any time on or after the later of the following: (1) thirty days after the Policy Effective Date, or (2) six days after the expiration of the Cancellation Period, you may transfer the Fixed Account Value or any Policy Value in a Sub-Account to other Sub-Accounts or the Fixed Account, subject to certain restrictions. Transfers (including telephone transfers -- described below) are processed as of the date a request is received at the Home Office. Protective Life may, however defer transfers under the same conditions that payment of Death Benefit Proceeds, withdrawals and surrenders may be delayed. See "Suspension or Delay of Payments". The minimum amount that may be transferred is the lesser of $100 or the entire Policy Value in any Sub-Account or the Fixed Account from which the transfer is made. If, after the transfer, the Policy Value remaining in a Sub-Account(s) or the Fixed Account would be less than $100, Protective Life reserves the right to transfer the entire amount instead of the requested amount. Protective Life reserves the right to limit the maximum amount which may be transferred from the Fixed Account in any Policy Year. This maximum is currently the greater of $2,500 or 25% of the Fixed Account Value.

    Protective Life reserves the right to limit transfers to 12 per Policy Year. For each additional transfer over 12 in any Policy Year, Protective Life reserves the right to charge a transfer fee. The transfer fee, if any, is deducted from the amount being transferred. (See "Transfer Fee".)

    TELEPHONE TRANSFERS. Transfers may be made upon instructions given by telephone, provided the appropriate election has been made on the application or written authorization is provided.

    Protective Life will confirm all transfer instructions communicated by telephone. For telephone transfers we require a form of personal identification prior to acting on instructions received by telephone. We also make a tape-recording of the instructions given by telephone. If we follow these procedures we are not liable for any losses due to unauthorized or fraudulent instructions. Protective Life reserves the right to suspend telephone transfer privileges at any time for any class of Policies.

    RESERVATION OF RIGHTS. Protective Life reserves the right without prior notice to modify, restrict, suspend or eliminate the transfer privileges (including telephone transfers) at any time, for any class of Policies, for any reason. In particular, we reserve the right not to honor transfer requests by a third party holding a power of attorney from an Owner where that third party requests simultaneous transfers on behalf of the Owners of two or more Policies.

    DOLLAR-COST AVERAGING. If you elect at the time of application or at any time thereafter by written notice to the Home Office, you may systematically and automatically transfer, on a monthly or quarterly basis, specified dollar amounts from or to the Fixed Account or any of the Sub-Account(s). This is known as the dollar-cost averaging method of investment. By transferring on a regularly scheduled basis as opposed to allocating the total amount at one particular time, an Owner may be less susceptible to the impact of market fluctuations in Sub-Account unit values. Protective Life, however, makes no guarantee that the dollar-cost averaging method will result in a profit or protect against loss.

    To elect dollar-cost averaging, Policy Value in the source Sub-Account or the Fixed Account Value must be at least $5,000 at the time of election. Automatic transfers for dollar-cost averaging are subject to all transfer restrictions other than the maximum transfer amount from the Fixed Account restriction. You may elect dollar cost averaging for periods of at least 12 months but no longer than 48 months. At least $100 must be transferred each month or $300 each quarter. Dollar-cost averaging transfers may commence on any day of the month that you request following six days after the end of the Cancellation Period, except the 29th, 30th, or 31st. If no day is selected, transfers will occur on the Monthly Anniversary Day.

    Once elected, Protective Life will continue to process dollar-cost averaging transfers until the earlier of the following: (1) the number of designated transfers has been completed, or (2) the Policy Value in the source Sub-Account or the Fixed Account is depleted, (3) the Owner, by written notice received by Protective Life at the Home Office, instructs Protective Life to cease the automatic transfers, (4) a grace period begins under the Policy, or (5) the maximum amount of Policy Value has been transferred under a dollar-cost averaging election.

    Automatic transfers made to facilitate dollar-cost averaging will not count toward the 12 transfers permitted each Policy Year if Protective Life elects to limit the number of transfers or impose the transfer fee. Protective Life reserves the right to discontinue offering automatic dollar-cost averaging transfers upon 30 days' written notice to the Owner.

    PORTFOLIO REBALANCING. At the time of application or at any time thereafter by written notice to Protective Life, you may instruct Protective Life to automatically transfer, on a quarterly, semi-annual or annual basis, your Variable Account Value among specified Sub-Accounts to achieve a particular percentage allocation of Variable Account Value among such Sub-Accounts ("Portfolio Rebalancing"). Such percentage allocations must be in whole numbers and must allocate amounts only among the Sub-Accounts. No amounts will be transferred to the Fixed Account as part of Portfolio Rebalancing. A minimum Variable Account Value of $100 is required for Portfolio Rebalancing. Unless you instruct otherwise when electing rebalancing, the percentage allocation of your Variable Account Value for Portfolio Rebalancing will be based on your premium allocation instructions in effect at the time of rebalancing. Any allocation instructions that you give us that differ from your then current premium allocation instructions will be deemed to be a request to change your premium allocation. Portfolio Rebalancing may commence on any day of the month that you request following six days after the end of the Cancellation Period except the 29th, 30th or 31st. If no day is selected, rebalancing will occur on each applicable Monthly Anniversary Day.

    Once elected, Portfolio Rebalancing begins on the first quarterly, semi-annual or annual anniversary following election. You may change or terminate Portfolio Rebalancing by written instruction received by Protective Life at the Home Office, or by telephone if you have previously authorized us to take telephone instructions. Portfolio Rebalancing transfers do not count as one of the 12 free transfers available during any Policy Year if Protective Life elects to limit the number of transfers or impose the transfer fee. Protective Life reserves the right to assess a processing fee for this service or to discontinue Portfolio Rebalancing upon 30 days written notice to the Owner.

SURRENDER PRIVILEGE

    At any time while the Policy is still in force and while either of the Joint Insureds is still living, you may surrender your Policy for its Surrender Value. Surrender Value is determined as of the end of the Valuation Period during which the written notice requesting the surrender, the Policy and any other required documents are received by Protective Life at the Home Office. A Surrender Charge may apply. (See "Surrender Charges".) The Surrender Value is paid in a lump sum unless the Owner requests payment under a settlement option. (See "Settlement Options".) Payment is generally made within seven calendar days. (See "Suspension or Delay of Payments", and "Payments from the Fixed Account".) A Policy which terminates upon surrender cannot later be reinstated.

WITHDRAWAL PRIVILEGE

    At any time after the first Policy Year, an Owner, by written notice received at the Home Office, may make a withdrawal of Surrender Value of not less than $500. Protective Life will withdraw the amount requested, plus a withdrawal charge, from Sub-Account Value(s) and Fixed Account Value as of the end of the Valuation Period during which the written request is received. (See "Withdrawal Charge".)

    The Owner may specify the amount of the withdrawal to be made from any Sub-Account or the Fixed Account. If the Owner does not so specify, or if the Sub-Account Value or Fixed Account Value is insufficient to carry out the request, the withdrawal from each Sub-Account and the Fixed Account is based on the proportion that such Sub-Account Value(s) and Fixed Account Value bears to the total unloaned Policy Value on the Valuation Day immediately prior to the Withdrawal. Payment is generally made within seven calendar days. (See "Suspension or Delay of Payments", and "Payments from the Fixed Account".)

    If Death Benefit Option A is in effect, Protective Life reserves the right to reduce the Face Amount by the withdrawn amount. Protective Life may reject a withdrawal request if the withdrawal would reduce the Face Amount below the minimum amount for which the Policy would be issued under Protective Life's then-current rules, or if the withdrawal would cause the Policy to fail to qualify as a life insurance contract under applicable tax laws, as interpreted by Protective Life. If the Face Amount at the time of the withdrawal includes increases from the Initial Face Amount and the withdrawal requires a decrease of Face Amount, the reduction is made first from the most recent increase, then from prior increases, if any, in reverse order of their being made and finally from the Initial Face Amount.

POLICY LOANS

    GENERAL. After the first Policy Anniversary and while either of the Joint Insureds is still living, an Owner may borrow from Protective Life using the Policy as the security for the loan. Policy loans must be requested by written notice received at the Home Office. The minimum amount of any loan is $500. The maximum amount that an Owner may borrow is an amount equal to 90% of the Policy's Cash Value minus any Policy Debt on the date that the loan request is received. Outstanding Policy loans therefore reduce the amount available for new Policy loans. Loan proceeds generally are mailed within seven calendar days of the loan being approved. See "Suspension or Delay of Payments", and "Payments from the Fixed Account".

    LOAN COLLATERAL. When a Policy loan is made, an amount equal to the loan is transferred out of the Sub-Accounts and the Fixed Account and into a Loan Account established for the Policy. Like the Fixed Account, a Policy's Loan Account is part of Protective Life's General Account and amounts therein earn interest as credited by Protective Life from time to time. Because Loan Account values are part of Policy Value, a loan will have no immediate effect on the Policy Value. In contrast, Surrender Value (including, as applicable, Variable Account Value and Fixed Account Value) under a Policy is reduced immediately by the amount transferred to the Loan Account. The Owner can specify the Sub-Accounts and the Fixed Account from which collateral is transferred to the Loan Account. If no allocation is specified, collateral is transferred from each Sub-Account and from the Fixed Account in the same proportion that the value in each Sub-Account and the Fixed Account bears to the total unloaned Policy Value on the date that the loan is made.

    On each Policy Anniversary, an amount of Policy Value equal to any due and unpaid loan interest (explained below), is also transferred to the Loan Account. Such interest is transferred from each Sub-Account and the Fixed Account in the same proportion that each Sub-Account Value and the Fixed Account Value bears to the total unloaned Policy Value.

    LOAN REPAYMENT. You may repay all or part of your Policy Debt (the amount borrowed plus unpaid interest) at any time while either of the Joint Insureds is living and the Policy is in force. Loan repayments must be sent to the Home Office and are credited as of the date received. The Owner may specify in writing that any unscheduled premiums paid while a loan is outstanding be applied as loan repayments. (Loan repayments, unlike unscheduled premium payments, are not subject to the premium expense charge.) When a loan repayment is made, Policy Value in the Loan Account in an amount equal to the repayment is transferred from the Loan Account to the Sub-Accounts and the Fixed Account. Thus, a loan repayment will have no immediate effect on the Policy Value, but the Surrender Value (including, as applicable, Variable Account Value and Fixed Account Value) under a Policy is increased immediately by the amount transferred from the Loan Account. Unless specified otherwise by the Owner(s), amounts are transferred to the Sub-Accounts and the Fixed Account in the same proportion that Net Premiums are allocated.

    INTEREST. During Policy Years 2 through 10, Protective Life will charge interest daily on any outstanding loan at an effective annual rate of 6.0%. During Policy Years 11 and thereafter, Protective Life currently charges interest daily on any outstanding loan at an effective annual rate of 4.0% (with a maximum guaranteed rate of 4.50%). Interest is due and payable at the end of each Policy Year while a loan is outstanding. We will notify you of the amount due. If interest is not paid when due, the amount of the interest is added to the loan and becomes part of the Policy Debt.

    The Loan Account is credited with interest at an effective annual rate of not less than 4%. Thus, the net cost of a loan is 2.0% per year during Policy Years 2 through 10, and currently 0.00% thereafter (the difference between the rate of interest charged on Policy loans and the amount credited on the equivalent amount held in the Loan Account). Protective Life determines the rate of interest to be credited to the Loan Account in advance of each calendar year. The rate, once determined, is applied to the calendar year which follows the date of determination. On each Policy Anniversary, the interest earned on the Loan Account since the previous Policy Anniversary is transferred to the Sub-Accounts and to the Fixed Account. The interest is transferred and allocated to the Sub-Accounts and the Fixed Account in the same proportion that Net Premiums are allocated.

    NON-PAYMENT OF POLICY LOAN. If the Last Survivor of the Joint Insureds dies while a loan is outstanding, the Policy Debt is deducted from the Death Benefit in calculating the Death Benefit Proceeds.

    If the Loan Account Value exceeds the Cash Value (I.E., the Surrender Value becomes zero) on any Valuation Date, the Policy may be in default. If this occurs, you, and any assignee of record, will be sent notice of the default. You will have a 31-day grace period to submit a sufficient payment to avoid a lapse (I.E., termination) of the Policy. The notice will specify the amount that must be repaid to prevent lapse.

    EFFECT OF A POLICY LOAN. A loan, whether or not repaid, has a permanent effect on the Death Benefit and Policy values because the investment results of the Sub-Accounts and current interest rates credited on Fixed Account Value do not apply to Policy Value in the Loan Account. The larger the loan and longer the loan is outstanding, the greater will be the effect of Policy Value held as collateral in the Loan Account. (See "No Lapse Guarantee".) Depending on the investment results of the Sub-Accounts or credited interest rates for the Fixed Account while the loan is outstanding, the effect could be favorable or unfavorable. Policy loans also may increase the potential for Lapse if investment results of the Sub-Accounts to which Surrender Value is allocated is unfavorable. If a Policy lapses with loans outstanding, certain amounts may be subject to income tax. In addition, if your Policy is a "modified endowment contract," loans may be currently taxable and subject to a 10% penalty tax. See "Tax Considerations," for a discussion of the tax treatment of Policy loans.

DEATH BENEFIT PROCEEDS

    As long as the Policy remains in force, Protective Life will pay the Death Benefit Proceeds upon receipt at the Home Office of satisfactory proof of both Joint Insureds' deaths. Protective Life may require return of the Policy. The Death Benefit Proceeds are paid to the primary beneficiary or a contingent beneficiary. The Owner may name one or more primary or contingent beneficiaries and change such beneficiaries, as provided for in the Policy. If no beneficiary survives the Joint Insureds, the Death Benefit Proceeds are paid to the Owner or the Owner's estate. Death Benefit Proceeds are paid in a lump sum or under a settlement option. (See "Settlement Options".)

    CALCULATION OF DEATH BENEFIT PROCEEDS. The Death Benefit Proceeds are equal to the Death Benefit under the Death Benefit Option selected calculated as of the date of death of the Last Survivor of the Joint Insureds, plus any death benefits under any supplemental riders or endorsements, minus any Policy Debt on that date and, if the Last Survivor of the Joint Insureds died during a grace period, minus any past due Monthly Deductions. Under certain circumstances, the amount of the Death Benefit may be further adjusted. (See "Limits on Rights to Contest the Policy" and "Misstatement of Age or Sex".)

    If part or all of the Death Benefit is paid in one sum, Protective Life will pay interest on this sum as required by applicable state law from the date of receipt of due proof of the death of the Last Survivor of the Joint Insureds to the date of payment.

    DEATH BENEFIT OPTIONS. At the time of application, the Owner may choose one of two Death Benefit Options for use in determining the Death Benefit. Under Death Benefit Option A, the Death Benefit is the greater of: (1) the Face Amount under the Policy on the date of death of the Last Survivor of the Joint Insureds, or (2) a specified percentage of the Policy Value as of such date. Under Death Benefit Option B, the Death Benefit is the greater of: (1) the Face Amount under the Policy plus the Policy Value on the date of death of the Last Survivor of the Joint Insureds, or (2) a specified percentage of the Policy Value as of such date. The specified percentage varies with the Attained Age of the younger Joint Insured on the Policy Anniversary on or prior to the date of death. A table showing these percentages for Attained Ages 0 to 95 and examples of Death Benefit calculations for both Death Benefit Options are found in Appendix A.

    Under Death Benefit Option A, the Death Benefit remains level at the Face Amount unless the Policy Value multiplied by the specified percentage of Policy Value exceeds that Face Amount, in which event the Death Benefit will vary as the Policy Value varies. Owners who are satisfied with the amount of their insurance coverage under the Policy and who prefer to have favorable investment performance and additional premiums reflected in higher Policy Value, rather than increased Death Benefits, generally should select Option A. Under Death Benefit Option B, the Death Benefit always varies as the Policy Value varies (although it is never less than the Face Amount). Owners who prefer to have favorable investment performance and additional premiums reflected in increased Death Benefits generally should select Option B.

    CHANGING THE DEATH BENEFIT OPTION. On or after the first Policy Anniversary, the Owner may change the Death Benefit option on your Policy subject to the following rules. After any change, the Face Amount must be at least equal to the minimum specified in the Policy. The effective date of the change will be the Monthly Anniversary Day that coincides with or next follows the day that Protective Life receives and accepts the request. Protective Life may require satisfactory evidence of insurability. All changes must be approved by Protective Life at the Home Office before they will be effective.

    When a change from Option A to Option B is made during the lifetime of both Joint Insureds, the Face Amount after the change is effected will be equal to the Face Amount before the change less the Policy Value on the effective date of the change. When a change from Option B to Option A is made, the Face Amount after the change will be equal to the Face Amount before the change is effected plus the Policy Value on the effective date of the change. The increase in the Face Amount will be deemed an increase in the Supplemental Face Amount.

FACE AMOUNTS

    BASIC FACE AMOUNT. All Policies must have a Basic Face Amount. The minimum Basic Face Amount at all times under a Policy is $100,000. Basic Face Amount can only be purchased as part of the Initial Face Amount and cannot be increased thereafter. Purchasing coverage under the Policy in the form of Basic Face Amount is generally more expensive during the first nine Policy Years than purchasing it in the form of a Supplemental Face Amount because the monthly administration fee is based on the amount of Basic Face Amount. Similarly, purchasing coverage under a Policy in the form of Basic Face Amount can be more expensive than purchasing Supplemental Face Amount because surrender charge is only assessed when Basic Face Amount is decreased, but not when Supplemental Face Amount is decreased. Also, depending upon how much Policy Value is in a Policy and whether current or guaranteed cost of insurance rates are being applied, the cost of insurance associated with Basic Face Amount is usually greater than that associated with an equal Supplemental Face Amount that is part of the Initial Face Amount. (See "Cost of Insurance" and "Cost of Insurance Rates.") Consistent with the foregoing, sales representatives are compensated primarily on the amount of Basic Face Amount under a Policy.

    SUPPLEMENTAL FACE AMOUNT. Although a Supplemental Face Amount is not required under a Policy, if purchased, the minimum Supplemental Face Amount is $25,000. No more than 90% of the Initial Face Amount may consist of Supplemental Face Amount. Coverage in the form of Supplemental Face Amount may be purchased as part of the Initial Face Amount or may be added or increased at a later time if the Policy is in force.

    CHANGING THE FACE AMOUNT. On or after the first Policy Anniversary, the Owner may request a change in the Face Amount. The request must be received in writing at the Home Office.

    INCREASING THE FACE AMOUNT. The Basic Face Amount cannot be increased; the Owner can only request an increase of the Face Amount by submitting an application for an increase in the Supplemental Face Amount during the lifetime of both of the Joint Insureds.

    Any increase in the Face Amount must be at least $25,000 and Protective Life reserves the right to require satisfactory evidence of insurability. In addition, the attained age of the older Joint Insured must be less than the current maximum issue age for the Policies, as determined by Protective Life from time to time. A change in planned periodic premiums may be advisable. (See "Premiums Upon Increase in Face Amount".) The increase in Face Amount (which will be sent to You) will become effective as of the date shown on the supplemental Policy Specifications Page and the Policy Value will be adjusted to the extent necessary to reflect a monthly deduction as of the effective date based on the increase in Face Amount. When the No-Lapse Guarantee is in effect, the Policy's Minimum Monthly Premium amount would also generally be increased. (See "No-Lapse Guarantee," and "Premiums Upon Increase in Face Amount".)

    An increase in Face Amount may be cancelled by the Owner in accordance with the Policy's cancellation privilege provisions, which also apply to increases in Face Amount. In such case, the amount refunded will be calculated in accordance with such provisions described above, except that if no additional premiums are required in connection with the Face Amount increase, then the amount credited back to Policy Value is limited to that portion of the first Monthly Deduction following the increase that is attributable to cost of insurance charges for the increase and the monthly administration fee for the increase. (See "Cancellation Privilege".)

    DECREASING THE FACE AMOUNT. If a decrease in the Face Amount would result in total premiums paid exceeding the premium limitations prescribed under current tax law to qualify your Policy as a life insurance contract, Protective Life will immediately return to you the amount of such excess above the premium limitations. Protective Life reserves the right to decline a requested decrease in the Face Amount if compliance with the guideline premium limitations under current tax law resulting from such a decrease would result in immediate termination of the Policy, or if to effect the requested decrease, payments to the Owner would have to be made from Policy Value for compliance with the guideline premium limitations, and the amount of such payments would exceed the Surrender Value under the Policy.

    Any decrease in Face Amount will first be applied against any Supplementary Face Amount, until the minimum Supplemental Face Amount (as specified in the Policy specification pages) has been reached. If the Supplemental Face Amount of the Policy has been increased prior to the requested decrease, then a decrease will first be applied against any previous increases in Supplemental Face Amount in the reverse order in which they occurred. Any remaining decrease in Face Amount will be applied against the Basic Face Amount. The Basic Face Amount however, may not be reduced below the minimum Basic Face Amount specifed in the Policy. Protective Life reserves the right to prohibit any decrease in Face Amount

(i) for three Policy Years following an increase in Face Amount; and (ii) for one Policy Year following the last decrease in Face Amount. A decrease in Face Amount will become effective on the Monthly Anniversary Day that coincides with or next follows receipt and acceptance of a request at the Home Office.

    Decreasing the Face Amount of the Policy may have the effect of decreasing monthly cost of insurance charges. Decreasing the Face Amount also may have adverse tax consequences. (See "Tax Considerations".) In addition, if the Basic Face Amount is decreased during the first 12 Policy Years, a Surrender Charge will apply. (See "Surrender Charge").

SPECIAL ENDORSEMENTS

    ESTATE PROTECTION ENDORSEMENT. During the first four Policy Years, the estate protection endorsement provides additional coverage in the form of non-participating, non-convertable, renewable term life insurance. Under this endorsement an additional death benefit is payable if the death of the Last Survivor of the Joint Insureds occurs prior to the termination of the endorsement. This additional death benefit will be available if underwriting requirements are met and the older of the Joint Insureds is under age 76. There is no additional charge for this endorsement. If the Policy lapses, this endorsement cannot be reinstated. This endorsement will terminate on the earlier of (1) the fourth Policy Anniversary, (2) the date the Policy terminates or
(3) the date any option under the Policy Split Option Endorsement is exercised.

    POLICY SPLIT OPTION ENDORSEMENT. Under this endorsement, the Owner(s) may exchange the Policy for two individual permanent life insurance policies, one on the life of each of the Joint Insureds by making a written request to the Home Office within 90 days of one of the following events:

    1. a court of competent jurisdiction issues a final divorce decree with respect to the marriage of the Joint Insureds;

    2. federal law with regard to estate taxes is changed so as to remove the unlimited marital deduction or reduce by 50% or more, the estate taxes payable on death; and

    3. dissolution of a corporate or business partnership of which the Joint Insureds are partners.

    There is no charge for this endorsement. The two individual policies each shall have a face amount equal to [at least] one-half of the Policy's Face Amount, a Policy Value equal to one-half of the Policy's Policy Value, and a policy debt equal to one-half of the Policy's Policy Debt. The individual policies must have the same Beneficiaries as the Policy.

    If the Policy is owned jointly by two Owners, both must agree to exercise the endorsement and each will become the sole owner of his or her individual policy. Protective Life requires satisfactory evidence of insurability as to both Joint Insureds before issuing the individual policies. In the event that one of the Insureds cannot provide satisfactory evidence of insurability, an individual policy may be issued on the other Insured and one-half of the Surrender Value of the Policy may be distributed to the Owner(s) in lieu of a second individual policy. Similarly, if two joint Owners are the Insureds and one of them does not agree to exercise the exchange provided by this endorsement, then he or she may take one-half (or other appropriate portion based on relative ownership) of the Surrender Value of the Policy in lieu of a second individual policy. If the surrender charge on either individual policy is less than that policy's pro-rata share of the surrender charge under the Policy, then a charge may be assessed under the individual policy for the difference. If the surrender charge under an individual policy is greater than that policy's pro-rata share of the surrender charge under the Policy, no adjustment will be made.

    If the endorsement is exercised, the Policy will terminate and the individual policies will become effective as of the Valuation Day following the later of the date that: (1) a written request for the exchange is received at the Home Office, or (2) Protective Life approves the request.

    The endorsement terminates at the earliest of: (1) the date as of which the Policy terminates due to the (a) exercise of the endorsement, (b) surrender of the Policy or, (c) lapse of the Policy; (2) the date of death of a Joint Insured; or (3) the date that the older Joint Insured reaches Attained Age 90.

    The exercise of this endorsement may have significant federal or state tax consequences. (See "Tax Considerations.")

SETTLEMENT OPTIONS

    The Policy offers a variety of ways of receiving proceeds payable under the Policy, such as on surrender or death, other than in a lump sum. These alternative settlement options are summarized below. Any sales representative authorized to sell this Policy can further explain these settlement options upon request. All of these settlement options are forms of fixed-benefit annuities (except Option 3) which do not vary with the investment performance of a separate account. Under each settlement option (other than Option 3), no surrender or withdrawal may be made once payments have begun.

    The following settlement options may be elected.

    OPTION 1 -- PAYMENT FOR A FIXED PERIOD. Equal monthly payments will be made for any period of up to 30 years. The amount of each payment depends on the total amount applied, the period selected and the monthly payment rates Protective Life is using when the first payment is due.

    OPTION 2 -- LIFE INCOME WITH PAYMENTS FOR A GUARANTEED PERIOD. Equal monthly payments are based on the life of the named annuitant. Payments will continue for the lifetime of the annuitant with payments guaranteed for 10 or 20 years. Payments stop at the end of the selected guaranteed period or when the named person dies, whichever is later.

    OPTION 3 -- INTEREST INCOME. Protective Life will hold any amount applied under this option. Interest on the unpaid balance will be paid each month at a rate determined by Protective Life. This rate will not be less than the equivalent of 3% per year.

    OPTION 4 -- PAYMENTS FOR A FIXED AMOUNT. Equal monthly payments will be made of an agreed fixed amount. The amount of each payment may not be less than $10 for each $1,000 applied. Interest will be credited each month on the unpaid balance and added to it. This interest will be at a rate set by us, but not less than an effective rate of 3% per year. Payments continue until the amount Protective Life holds runs out. The last payment will be for the balance only.

    MINIMUM AMOUNTS. Protective Life reserves the right to pay the total amount of the Policy in one lump sum, if less than $5,000. If monthly payments are less than $50, payments may be made quarterly, semi-annually, or annually at Protective Life's option.

    DEATH OF PAYEE. If a payee dies while there are unpaid installments under Option 1 or before the end of the guaranteed period under Option 2, Protective Life will pay the commuted value of the remaining payments in a lump sum. The commuted value of any balance held under Option 3 or Option 4 will be paid to the payee's executors or administrators unless the written election of the Option directed Protective Life differently. Any commuted value will be calculated using 3% interest per year.

    OTHER REQUIREMENTS. Settlement options must be elected by written notice received by Protective Life at the Home Office. The Owner may elect settlement options during the lifetime of either of the Joint Insureds; beneficiaries may elect settlement options thereafter if Death Benefit Proceeds are payable in a lump sum. The effective date of an option applied to Death Benefit Proceeds is the date the due proof of the death of each of the Joint Insureds is received at the Home Office. The effective date of an option applied to Surrender Value is the effective date of the surrender.

    If Protective Life has available, at the time a settlement option is elected, options or rates on a more favorable basis than those guaranteed, the higher benefits will apply.

                               THE FIXED ACCOUNT

    BECAUSE OF EXEMPTIVE AND EXCLUSIONARY PROVISIONS, INTERESTS IN THE FIXED ACCOUNT HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 NOR HAS THE FIXED ACCOUNT BEEN REGISTERED AS AN INVESTMENT COMPANY UNDER THE INVESTMENT COMPANY ACT OF 1940. ACCORDINGLY, NEITHER THE FIXED ACCOUNT NOR ANY INTERESTS THEREIN ARE SUBJECT TO THE PROVISIONS OF THESE ACTS AND, AS A RESULT, THE STAFF OF THE SECURITIES AND EXCHANGE COMMISSION HAS NOT REVIEWED THE DISCLOSURE IN THIS PROSPECTUS RELATING TO THE FIXED ACCOUNT. THE DISCLOSURE REGARDING THE FIXED ACCOUNT MAY, HOWEVER, BE SUBJECT TO CERTAIN GENERALLY APPLICABLE PROVISIONS OF THE FEDERAL SECURITIES LAWS RELATING TO THE ACCURACY AND COMPLETENESS OF STATEMENTS MADE IN PROSPECTUSES.

THE FIXED ACCOUNT

    The Fixed Account consists of assets owned by Protective Life with respect to the Policies, other than those in the Variable Account. It is part of Protective Life's general account assets. Protective Life's general account assets are used to support its insurance and annuity obligations other than those funded by separate accounts, and are subject to the claims of Protective Life's general creditors. Subject to applicable law, Protective Life has sole discretion over the investment of the assets of the Fixed Account. The Loan Account is part of the Fixed Account. Guarantees of Net Premiums allocated to the Fixed Account, and interest credited thereto, are backed by Protective Life. The Fixed Account Value is calculated daily. (See "Fixed Account Value".)

INTEREST CREDITED ON FIXED ACCOUNT VALUE

    Protective Life guarantees that the interest credited during the first Policy Year to the initial Net Premiums allocated to the Fixed Account will not be less than the initial annual effective interest rate shown in the Policy. The interest rate credited to subsequent Net Premiums allocated to or amounts transferred to the Fixed Account will be the annual effective interest rate in effect on the date that the Net Premium(s) is received by Protective Life or the date that the transfer is made. The interest rate is guaranteed to apply to such amounts for a twelve month period which begins on the date that the Net Premium(s) is allocated or the date that the transfer is made.

    After an interest rate guarantee expires as to a Net Premium or amount transferred, (I.E., 12 months after the Net Premium or transfer is placed in the Fixed Account) Protective Life will credit interest on the Fixed Account Value attributable to such Net Premium or transferred amount at the current interest rate in effect. New current interest rates are effective for such Fixed Account Value for 12 months from the time that they are first applied. Protective Life, in its sole discretion, may declare a new current interest rate from time to time. The initial annual effective interest rate and the current interest rates that Protective Life will credit are annual effective interest rates of not less than 4.00%. For purposes of crediting interest, amounts deducted, transferred or withdrawn from the Fixed Account are accounted for on a "first-in-first-out"
(FIFO) basis.

PAYMENTS FROM THE FIXED ACCOUNT

    Payments from the Fixed Account for a withdrawal, surrender or loan request may be deferred for up to six months from the date Protective Life receives the written request. If a payment from the Fixed Account is deferred for 30 days or more, it will bear interest at a rate of 4% per year (or an alternative rate if required by applicable state insurance law), compounded annually while payment is deferred.

                             CHARGES AND DEDUCTIONS

PREMIUM EXPENSE CHARGE

    The premium expense charge compensates Protective Life for certain sales and tax expenses associated with the Policies and the Variable Account. The premium expense charge is equal to a percentage of each premium as set out in the following table.

POLICY YEAR  CURRENT CHARGE  MAXIMUM CHARGE
-----------  --------------  --------------
    1-5           10%            12.5%
   6-10            5%              6%
    11+            2%             2.5%

MONTHLY DEDUCTION

    On the Policy Effective Date, Protective Life will deduct the first Monthly Deduction from the Policy Value. Subsequent Monthly Deductions will be made on each Monthly Anniversary Day thereafter. The Monthly Deduction consists of
(1) cost of insurance charges ("cost of insurance charge"), (2) administration charges (the "monthly administration fee"), (3) mortality and expense risk charge (the "mortality and expense risk charge") and (4) any charges for supplemental riders ("supplemental rider charges"), as described below. Except for the mortality and expense risk charge, the Monthly Deduction is deducted from the Sub-Accounts and the Fixed Account pro-rata on the basis of the relative Policy Value. The mortality and expense risk charge will reduce only the Sub-Account Values.

    COST OF INSURANCE CHARGE. This monthly charge compensates Protective Life for the expense of assuming the risk of the Death Benefit. This charge can vary among Policies, and from one Monthly Anniversary Day to the next within the same Policy, depending on differences in the cost of insurance rates, and the Net Amount at Risk associated with the Basic Face Amount and, if applicable Supplemental Face Amount. The monthly cost of insurance charge is equal to the sum of the cost of insurance charges for the Basic Face Amount and each increment of Supplemental Face Amount, which are calculated separately based on the net amount at risk under each coverage.

    The cost of insurance charge for each increment of Face Amount is computed at the beginning of each Policy month by subtracting 2 from 1 and multiplying the result by 3, where:

    1. is the Death Benefit attributable to that increment on the first day of the Policy month divided by 1 plus the monthly equivalent of 4.0%;

    2. is the Policy Value attributable to that increment before the Monthly Deduction (and, when Death Benefit B is in effect, divided by 1 plus the monthly equivalent of 4.9%); and

    3.  is the cost of insurance rate for that increment as described below.

    For the purpose of computing the Net Amount at Risk (the result of subtracting 2 from 1) for an Increment of Face Amount, Policy Value is first apportioned to the Basic Face Amount and then apportioned to any Supplemental Face Amount that is part of the Initial Face. If Policy Value exceeds the Initial Face Amount, it is apportioned to each increase in Supplemental Face Amount in the order that such Supplemental Face Amount was added to the Policy.

    COST OF INSURANCE RATES. The monthly cost of insurance rates for the Basic Face Amount and, if applicable, the cost of insurance rates for a Supplemental Face Amount can vary from one month to another. The rates are a function of each Joint Insured's age at nearest birthday, sex and rate class, type of Face Amount (Basic or Supplemental), and the number of years that a Policy has been in force since the Policy Effective Date or the effective date of a Face Amount increase. In general, current cost of insurance rates are greater for the Basic Face Amount than for Supplemental Face Amount purchased at the same time, whereas guaranteed rates for the Basic Face Amount are the same as for Supplemental Face Amount purchased at the same time.

    Protective Life currently places each Joint Insured in the following rate classes, based on underwriting: Preferred Nonsmoker (ages 20-75), Nonsmoker (ages 20-85), Tobacco (ages 20-85), and Smoker (ages 20-85) and substandard rate classes which involve a higher mortality risk than the Nonsmoker or Smoker, Tobacco classes. The guaranteed rates for standard classes are based on the 1980 Commissioner's Standard Ordinary Mortality Tables, Male and Female, Smoker or Nonsmoker Mortality Rates ("1980 CSO Table"). The guaranteed rates for substandard classes are based on multiples of or additions to the 1980 CSO Tables.

    Protective Life's current cost of insurance rates may be less than the guaranteed rates that are set forth in the Policy. Current cost of insurance rates will be determined based on Protective Life's expectations as to future mortality, investment earnings, expenses, taxes, and persistency experience.

    Cost of insurance rates (whether guaranteed or current) for Joint Insureds in a nonsmoker standard class are generally lower than guaranteed rates for Joint Insureds of the same age and sex in a smoker standard class. Cost of insurance rates (whether guaranteed or current) for Joint Insureds in a nonsmoker or smoker standard class are generally lower than guaranteed rates for Joint Insureds of the same age and sex and smoking status in a substandard class.

    Any change in monthly cost of insurance rates will be on a uniform basis for Joint Insured's of the same class (with respect to age, sex, rate class, and policy year), but the cost of insurance rates for a Policy will never be greater than the limit set forth in the Policy.

    Protective Life will also determine a separate cost of insurance rate for each increment of Face Amount above the Initial Face Amount based on the Policy duration and the Issue Age, sex and rate class of each Joint Insured at the time of the request for an increase. The following rules will apply for purposes of determining the rates.

    Protective Life places each Joint Insured in a rate class when the Policy is issued, based on Protective Life's underwriting of the application. This original rate class applies to both the Basic and Supplemental portions of the Initial Face Amount. When an increase in Face Amount is requested, Protective Life conducts underwriting before approving the increase (except as noted below) to determine whether a different rate class will apply to the increase. If the rate class for the increase has lower cost of insurance rates than the original rate class (or the rate class of a previous increase), the rate class for the increase also will be applied to the Initial Face Amount and any previous increases in Face Amount beginning as of the effective date of the increase. If the rate class for the increase has a higher cost of insurance rate than the original rate class (or the rate class of a previous increase), the rate class for the increase will apply only to the increase in Face Amount.

    Protective Life does not conduct underwriting for an increase in Face Amount if the increase is requested as part of an exercise of any available guaranteed option to increase the Face Amount without underwriting.

    LEGAL CONSIDERATIONS RELATING TO SEX -- DISTINCT PREMIUM PAYMENTS AND BENEFITS. Mortality tables for the Policies generally distinguish between males and females. Thus, premiums and benefits under Policies covering males and females of the same age will generally differ.

    Protective Life does, however, also offer Policies based on unisex mortality tables if required by state law. Employers and employee organizations considering purchase of a Policy should consult with their legal advisors to determine whether purchase of a Policy based on sex-distinct actuarial tables is consistent with Title VII of the Civil Rights Act of 1964 or other applicable law. Upon request, Protective Life may offer Policies with unisex mortality tables to such prospective purchasers.

    MONTHLY ADMINISTRATION FEE. This charge compensates Protective Life for administration expenses associated with the Policies and the Variable Account. These expenses relate to premium billing and collection, recordkeeping, processing death benefit claims, Policy loans, Policy changes, financial reporting and overhead costs, processing applications and establishing Policy records. The monthly administration fee is currently equal to $.06 per $1,000 of Basic Face Amount in Policy Years 1 through 9 (guaranteed not to exceed $.075 per $1,000). This fee is no longer assessed after the ninth Policy Year.

    For 12 months following every increase in the Supplemental Face Amount, a monthly administration fee will be assessed. This fee will be equal to the lesser of (1) $23.50 plus $0.06 per thousand of increase in the Supplemental Face Amount or (2) $250.

    SUPPLEMENTAL RIDER CHARGES. Protective Life deducts a monthly charge for any riders as part of the Monthly Deduction. See "Supplemental Riders".

    MORTALITY AND EXPENSE RISK CHARGE. This charge compensates Protective Life for the mortality risk it assumes which is that the cost of insurance charges are insufficient to meet actual claims. The expense risk Protective Life assumes is that expenses incurred in issuing and administering the Policies and the Variable Account will exceed the amounts realized from the administrative charges assessed against the Policies.

    Protective Life deducts a monthly charge from assets in the Sub-Accounts attributable to the Policies. This charge does not apply to Fixed Account assets attributable to the Policies. The monthly mortality and expense risk charge to be deducted is currently equal to .075% multiplied by the Variable Account Value, which is equivalent to an annual rate of 0.90% of such amount, in Policy Years 1 through 10 and .021% multiplied by the Variable Account Value, which is equivalent to an annual rate of .25% of such amount, in Policy Year 11 and thereafter. Protective Life guarantees the maximum monthly mortality and expense risk charge for any Policy Year will not exceed .075% multiplied by the Variable Account Value.

TRANSFER FEE

    Protective Life reserves the right to impose a $25 transfer fee on any transfer of Policy Value between or among the Sub-Accounts or the Fixed Account in excess of the 12 free transfers permitted each Policy Year. If the fee is imposed, it will be deducted from the amount requested to be transferred. If an amount is being transferred from more than one Sub-Account or the Fixed Account, the transfer fee will be deducted proportionately from the amount being transferred from each. This fee, if imposed, will reimburse Protective Life for administrative expenses incurred in effecting transfers.

SURRENDER CHARGE (CONTINGENT DEFERRED SALES CHARGE)

    A surrender charge, which is a contingent deferred sales charge, will be deducted from the Policy Value if, during the first twelve Policy Years:
(1) the Policy is surrendered; (2) the Policy lapses at the end of a grace period; or (3) the Basic Face Amount is reduced. There will be no surrender charge for a requested decrease in the Supplemental Face Amount or a reduction in the Basic Face Amount resulting from a Death Benefit Option change or from a withdrawal. The surrender charge will be deducted before any Surrender Value is paid.

    The surrender charge varies depending on a number of factors including Basic and Supplemental Face Amounts, Issue Ages, sex and rate classification of the Joint Insureds and is set forth in your Policy. The surrender charge decreases over the twelve-year period.

    Assuming a Policy with an initial Basic Face Amount of $1,000,000 and no Supplemental Face Amount, the range of surrender charges for the expected representative issue ages for this product are:

    1.  Joint Insureds:  1 Age 55  Male    Non-smoker
                     2 Age 55  Female  Non-smoker

          SURRENDER                      SURRENDER
YEAR       CHARGE           YEAR          CHARGE
----      ---------       --------       ---------
 1        8,075.99            7          5,191.71
 2        8,075.99            8          4,614.85
 3        7,499.13            9          4,038.00
 4        6,922.28           10          3,461.14
 5        6,345.42           11          2,884.28
 6        5,768.57           12          2,307.43

    2.  Joint Insureds:  1 Age 70  Male    Smoker
                     2 Age 70  Female  Smoker

          SURRENDER                    SURRENDER
YEAR       CHARGE          YEAR         CHARGE
----      ---------      --------      ---------
 1        21,874.85          7         14,062.40
 2        21,874.85          8         12,499.91
 3        20,312.36          9         10,937.42
 4        18,749.87         10          9,374.93
 5        17,187.38         11          7,812.45
 6        15,624.89         12          6,249.96

    Individualized illustrations of the type described on pages 38 and 41 herein will be provided to each prospective Owner based on the Face Amounts, Death Benefit option, and anticipated pattern and amount of premium payments suggested by the Owner. Such illustrations will be accompanied by a sample schedule of the actual surrender charges for Policy being illustrated.

    There are no surrender charges assessed after the 12th Policy Year.

    In the event of a decrease in the Basic Face Amount, a pro rata surrender charge will be imposed equal to the portion of the total surrender charge that corresponds to the percentage by which the Basic Face Amount is reduced. This surrender charge will be allocated to each Sub-Account and to the Fixed Account based on the proportion of Policy Value in each Sub-Account and in the Fixed Account. A surrender charge imposed in connection with a reduction in the Basic Face Amount reduces the remaining surrender charge that may be imposed in connection with a surrender of the Policy.

    The purpose of the surrender charge is to reimburse Protective Life for some of the expenses incurred in the distribution of the Policies. Protective Life also deducts a premium expense charge for this purpose from each premium paid. See "Premium Expense Charge".

    Protective Life reserves the right to charge less than the Maximum Surrender Charge.

WITHDRAWAL CHARGE

    Protective Life will deduct an administrative charge upon a withdrawal. This charge is the lesser of 2% of the amount withdrawn or $25. This charge will be deducted pro rata from the Fixed and Variable Account Values. See "Withdrawal Privilege" for rules for allocating the deduction.

FUND EXPENSES

    The value of the net assets of each Sub-Account reflects the investment advisory fees and other expenses incurred by the corresponding Fund in which the Sub-Account invests. See the prospectus for each of the Funds.

EXCHANGE PRIVILEGE

    The Company is offering, where allowed by law, to owners of certain existing fixed life policies (the "Existing Life Policy" and/or "Existing Life Policies") issued by it the opportunity to exchange such a life policy for this Policy. The Company reserves the right to modify, amend, terminate or suspend the Exchange Privilege at any time or from time to time. Owners of Existing Life Policies may, exchange their Existing Life Policies for this Policy. Owners of Existing Life Policies may also make a partial or full surrender from their Existing Life Policies and use the proceeds to purchase this Policy. All charges and deductions described in this prospectus are equally applicable to Policies purchased in an exchange. All charges and deductions may not be assessed under an Existing Life Policy in connection with an exchange, surrender, or partial surrender of an Existing Life Policy.

    The Policy differs from the Existing Life Policies in many significant respects. Most importantly, the Policy Value under this Policy may consist, entirely or in part, of Variable Account Value which fluctuates in response to the net investment return of the Variable Account. In contrast, the policy values under the Existing Life Policies always reflect interest credited by Protective Life. While a minimum rate of interest (typically 4 or 4 1/2 percent) is guaranteed, Protective Life in the past has credited interest at higher rates. Accordingly, policy values under the Existing Life Policies reflect changing current interest rates and do not vary with the investment performance of a Variable Account.

    Other significant differences between the Policy and the Existing Life Policies include: (1) additional charges applicable under the Policy not found in the Existing Life Policies; (2) different surrender charges; (3) different death benefits; and (4) differences in federal and state laws and regulations applicable to each of the types of policies.

    A table which generally summarizes the different charges under the respective policies is as follows. For more complete details owners of Existing Life Policies should refer to their policy forms for a complete description.

                                EXISTING LIFE POLICY                     POLICY
Sales Charges/Premium     Ranges from 0% to 12% of premium  Percentage of each premium
 Expense Charge           payments in all policy years.      payment as follows:
                          The premium expense charge can     12.5% in Policy Years 1-5
                          vary by age.                       6% in Policy Years 6-10
                                                             2.5% in Policy Years 11+
Administrative Fees       Ranges from $4 to $5 monthly.     A maximum monthly charge equal
                                                             to .075% per $1,000 of the
                                                             Basic Face Amount in Policy
                                                             Years 1 through 9. Additional
                                                             charge for the first 12 months
                                                             after an increase in the
                                                             Supplemental Face Amount based
                                                             on the amount of increase.
Mortality and Expense     None                              A maximum monthly charge equal
 Charges                                                     to .075% multiplied by the
                                                             Variable Account Value, which
                                                             is equivalent to annual rate of
                                                             .90% of such amount.
Withdrawal Charges        $25                               The lesser of $25 or 2% of the
                                                             withdrawal amount requested.
Monthly Deductions        A monthly deduction consisting    A monthly deduction consisting
                           of: (1) cost of insurance         of: (1) cost of insurance
                           charges (2) administrative fees   charges (2) administrative fees
                           (see above) (3) any charges for   (see above) (3) monthly
                           supplemental riders. (Applies     mortality and expense charges
                           to Existing Life Policies which   (see above) and (4) any
                           are universal life plans)         charges for supplemental
                                                             riders.
Surrender Charges         Surrender charges vary by policy  A declining deferred sales
                           type and are incurred during a    charge based on Basic Face
                           surrender charge period which     Amount only and assessed during
                           ranges from 0 years up to         the first 12 Policy Years.
                           19 years.
Guaranteed Interest Rate  Ranges from 4% to 5%.             Only Fixed Account : 4%.

EFFECT OF THE EXCHANGE OFFER

    1. This Policy will be issued to Existing Life Policy Owners. Evidence of insurability may be required.

    2. If an Existing Life Policy owner is within current issue age limits, the Owner may carry over existing riders if available with the Policy. Evidence of insurability may be required. An increase or addition of riders or any type of a rate reduction request will require full evidence of insurability.

    3. The Contestable and Suicide provisions in the Policy will begin again as of the effective date of the exchange, if evidence of insurability is required. If evidence of insurability is not required on the exchange, the Contestable and Suicide provisions will not begin again.

    TAX MATTERS. Owners of Existing Life Policies should carefully consider whether it will be advantageous to replace an Existing Life Policy with a Policy. IT MAY NOT BE ADVANTAGEOUS TO EXCHANGE AN EXISTING LIFE POLICY FOR A POLICY (OR TO SURRENDER IN FULL OR IN PART AN EXISTING LIFE POLICY AND USE THE SURRENDER OR PARTIAL SURRENDER PROCEEDS TO PURCHASE A POLICY.)

    The Company believes that an exchange of an Existing Life Policy for a Policy generally should be treated as a nontaxable exchange within the meaning of Section 1035 of the Internal Revenue Code if the Existing Life Policy covered the same Joint Insureds. The Internal Revenue Service has taken the position that Section 1035 will not apply if an Existing Life Policy covering only one insured is exchanged for another life insurance contract covering more than one insured. A Policy purchased in exchange will generally be treated as a newly issued contract as of the effective date of the Policy. This could have various tax consequences. (See "Tax Considerations".)

    IF YOU SURRENDER YOUR EXISTING LIFE POLICY IN WHOLE OR IN PART AND AFTER RECEIPT OF THE PROCEEDS YOU USE THE SURRENDER PROCEEDS OR PARTIAL SURRENDER PROCEEDS TO PURCHASE A POLICY IT WILL BE TREATED AS A TAXABLE EVENT. THE SURRENDER PROCEEDS WILL GENERALLY BE INCLUDIBLE IN INCOME.

    Owners of Existing Life Policies should consult their tax advisers before exchanging an Existing Life Policy for this Policy, or before surrendering in whole or in part their Existing Life Policy and using the proceeds to purchase this Policy.

    SALES COMMISSIONS. Sales representatives offering the Policies to Existing Life Policies Owners will receive a sales commission. In most cases, this sales commission will be somewhat less than that paid in connection with sales of the Policies to other purchasers. A standard sales commission will be paid. (See "Sale of Policies".)

               ILLUSTRATIONS OF POLICY VALUES, SURRENDER VALUES,
                DEATH BENEFITS AND ACCUMULATED PREMIUM PAYMENTS

    The following tables have been prepared to illustrate hypothetically how certain values under a Policy change with investment performance over an extended period of time. The tables illustrate how Policy Values, Surrender Values and Death Benefits under a Policy covering Joint Insureds of the given ages on the Issue Date, would vary over time if planned premium payments were paid annually and the return on the assets in each of the Funds were an assumed uniform gross annual rate of 0%, 6% and 12%. The values would be different from those shown if the returns averaged 0%, 6% or 12% but fluctuated over and under those averages throughout the years shown. The tables also show planned periodic premiums accumulated at 5% interest compounded annually. THE HYPOTHETICAL INVESTMENT RATES OF RETURN ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. Actual rates of return for a particular Policy may be more or less than the hypothetical investment rates of return and will depend on a number of factors including the investment allocations made by an Owner and prevailing rates. These illustrations assume that Net Premiums are allocated equally among the Sub-Accounts available under the Policy, and that no amounts are allocated to the Fixed Account.

    The illustrations reflect the fact that the net investment return on the assets held in the Sub-Accounts is lower than the gross after tax return of the
selected Funds. The tables assume an average annual expense ratio of   -  % of
the average daily net assets of the Funds available under the Policies. This average annual expense ratio is based on the expense ratios of each of the Funds for the last fiscal year, adjusted, as appropriate, for any material changes in expenses effective for the current fiscal year of a Fund. For information on Fund expenses, see the prospectus for each of the Funds accompanying this prospectus.

    In addition, the illustrations reflect the monthly charge to the Variable Account for assuming mortality and expense risks, which is equal to .075% multiplied by the Variable Account Value, which is equivalent to a effective annual charge of 0.90% of such amount. After deduction of Fund expenses, the mortality and expense risk charge, the premium expense charge, and the monthly administration fee the illustrated gross annual investment rates of return of 0%, 6% and 12% would correspond to approximate net annual rates for Policy Years
1-5 of   -  %,   -  % and   -  %, respectively, for Policy Years 5-10 of   -  %,
  -  % and   -  %, respectively and for Policy Years 11 and thereafter   -  %,
  -  % and   -  %, respectively.

    The illustrations also reflect the deduction of the monthly cost of insurance charge for the hypothetical Joint Insureds. The surrender charge is reflected in the column "Surrender Value". Protective Life's current cost of insurance charges, and the guaranteed maximum cost of insurance charges that Protective Life has the contractual right to charge, are reflected in separate illustrations on each of the following pages. All the illustrations reflect the fact that no charges for federal or state income taxes are currently made against the Variable Account and assume no Policy Debt or charges for supplemental riders.

    The illustrations are based on Protective Life's sex distinct rates for nonsmokers. Upon request, Owner(s) will be furnished with a comparable illustration based upon the proposed Joint Insured's individual circumstances. Such illustrations may assume different hypothetical rates of return in addition to those illustrated in the following tables.

ILLUSTRATION OF POLICY VALUES
PROTECTIVE LIFE INSURANCE COMPANY
INSURED 1:  MALE   ISSUE AGE 55;  NON-SMOKER
INSURED 2:  FEMALE  ISSUE AGE 55;  NON-SMOKER

                          $  -  ANNUAL PLANNED PREMIUM
                          $1,000,000 BASIC FACE AMOUNT
                             DEATH BENEFIT OPTION A
                     USING CURRENT COST OF INSURANCE RATES

                           PREMIUM                0% HYPOTHETICAL                     6% HYPOTHETICAL
                         ACCUMULATED         GROSS INVESTMENT RETURNS            GROSS INVESTMENT RETURNS
       END OF                 AT         ---------------------------------   ---------------------------------
       POLICY            5% INTEREST      POLICY     SURRENDER     DEATH      POLICY     SURRENDER     DEATH
        YEAR               PER YEAR       VALUE        VALUE      BENEFIT     VALUE        VALUE      BENEFIT
---------------------   --------------   --------   -----------   --------   --------   -----------   --------
          1
          2
          3
          4
          5
          6
          7
          8
          9
         10
         11
         12
         13
         14
         15
         16
         17
         18
         19
         20
         21
         22
         23
         24
         25
         26
         27
         28
         29
         30
         31
         32
         33
         34
         35
         36
         37
         38
         39
         40
         41
         42
         43
         44
         45
         46
         47
         48
         49
         50
         51
         52
         53
         54
         55

                                12% HYPOTHETICAL
                            GROSS INVESTMENT RETURNS
       END OF          -----------------------------------
       POLICY           POLICY      SURRENDER      DEATH
        YEAR             VALUE        VALUE       BENEFIT
---------------------  ---------   -----------   ---------
          1
          2
          3
          4
          5
          6
          7
          8
          9
         10
         11
         12
         13
         14
         15
         16
         17
         18
         19
         20
         21
         22
         23
         24
         25
         26
         27
         28
         29
         30
         31
         32
         33
         34
         35
         36
         37
         38
         39
         40
         41
         42
         43
         44
         45
         46
         47
         48
         49
         50
         51
         52
         53
         54
         55

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
*   In the absence of an additional premium, the Policy would lapse.

The illustration above is based on the following assumptions:
(1) Assumes that no Policy loans have been made.
(2) Current values reflect applicable premium expense charge, current cost of insurance rates, a monthly administration fee of $.06 per $1,000 of Basic Face Amount per month in Policy Years 1 through 9, and a monthly mortality and expense risk charge equal to 0.075% multiplied by the Variable Account Value, (which is equivalent to an annual rate of 0.90% of such amount) during Policy Years 1 through 10 and 0.021% multiplied by the Variable Account Value, (which is equivalent to an annual rate of 0.25% of such amount) during Policy Years 11 and thereafter.
(3) Net investment returns are calculated as the hypothetical gross investment returns less all charges and deductions shown in the prospectus.
(4) Assumes that the planned premium payment is made at the beginning of the Policy Year. Values would be different if the premiums are paid with a different frequency or in different amounts.

    THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS INCLUDING THE INVESTMENT ALLOCATIONS MADE BY AN OWNER, PREVAILING RATES AND RATES OF INFLATION. THE DEATH BENEFIT AND POLICY VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL RATES OF RETURN AVERAGED 0%, 6% OR 12% OVER A PERIOD OF YEARS BUT ALSO FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS. NO REPRESENTATION CAN BE MADE BY THE COMPANY OR THE FUNDS THAT THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

ILLUSTRATION OF POLICY VALUES
PROTECTIVE LIFE INSURANCE COMPANY
INSURED 1:  MALE   ISSUE AGE 55;  NON-SMOKER
INSURED 2:  FEMALE  ISSUE AGE 55;  NON-SMOKER

                          $  -  ANNUAL PLANNED PREMIUM
                          $1,000,000 BASIC FACE AMOUNT
                             DEATH BENEFIT OPTION A
                    USING GUARANTEED COST OF INSURANCE RATES

                           PREMIUM                0% HYPOTHETICAL                     6% HYPOTHETICAL
                         ACCUMULATED         GROSS INVESTMENT RETURNS            GROSS INVESTMENT RETURNS
       END OF                 AT         ---------------------------------   ---------------------------------
       POLICY            5% INTEREST      POLICY     SURRENDER     DEATH      POLICY     SURRENDER     DEATH
        YEAR               PER YEAR       VALUE        VALUE      BENEFIT     VALUE        VALUE      BENEFIT
---------------------   --------------   --------   -----------   --------   --------   -----------   --------
          1
          2
          3
          4
          5
          6
          7
          8
          9
         10
         11
         12
         13
         14
         15
         16
         17
         18
         19
         20
         21
         22
         23
         24
         25
         26
         27
         28
         29
         30
         31
         32
         33
         34
         35
         36
         37
         38
         39
         40
         41
         42
         43
         44
         45
         46
         47
         48
         49
         50
         51
         52
         53
         54
         55

                                12% HYPOTHETICAL
                            GROSS INVESTMENT RETURNS
       END OF          -----------------------------------
       POLICY           POLICY      SURRENDER      DEATH
        YEAR             VALUE        VALUE       BENEFIT
---------------------  ---------   -----------   ---------
          1
          2
          3
          4
          5
          6
          7
          8
          9
         10
         11
         12
         13
         14
         15
         16
         17
         18
         19
         20
         21
         22
         23
         24
         25
         26
         27
         28
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         30
         31
         32
         33
         34
         35
         36
         37
         38
         39
         40
         41
         42
         43
         44
         45
         46
         47
         48
         49
         50
         51
         52
         53
         54
         55

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
*   In the absence of an additional premium, the Policy would lapse.

The illustration above is based on the following assumptions:
(1) Assumes that no Policy loans have been made.
(2) Guaranteed values reflect applicable premium expense charge, guaranteed cost of insurance rates, a monthly administration fee of $.075 per $1,000 of Basic Face Amount per month in Policy Years 1 through 9, and a monthly mortality and expense risk charge equal to 0.075% multiplied by the Variable Account Value, (which is equivalent to an annual rate of 0.90% of such amount) during all Policy Years.

(3) Net investment returns are calculated as the hypothetical gross investment returns less all charges and deductions shown in the prospectus.

(4) Assumes that the planned premium payment is made at the beginning of the Policy Year. Values would be different if the premiums are paid with a different frequency or in different amounts.

    THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS INCLUDING THE INVESTMENT ALLOCATIONS MADE BY AN OWNER, PREVAILING RATES AND RATES OF INFLATION. THE DEATH BENEFIT AND POLICY VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL RATES OF RETURN AVERAGED 0%, 6% OR 12% OVER A PERIOD OF YEARS BUT ALSO FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS. NO REPRESENTATION CAN BE MADE BY THE COMPANY OR THE FUNDS THAT THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

ILLUSTRATION OF POLICY VALUES
PROTECTIVE LIFE INSURANCE COMPANY
INSURED 1:  MALE   ISSUE AGE 55;  NON-SMOKER
INSURED 2:  FEMALE  ISSUE AGE 55;  NON-SMOKER

                          $  -  ANNUAL PLANNED PREMIUM
                          $1,000,000 BASIC FACE AMOUNT
                             DEATH BENEFIT OPTION B
                     USING CURRENT COST OF INSURANCE RATES

                           PREMIUM                0% HYPOTHETICAL                     6% HYPOTHETICAL
                         ACCUMULATED         GROSS INVESTMENT RETURNS            GROSS INVESTMENT RETURNS
       END OF                 AT         ---------------------------------   ---------------------------------
       POLICY            5% INTEREST      POLICY     SURRENDER     DEATH      POLICY     SURRENDER     DEATH
        YEAR               PER YEAR       VALUE        VALUE      BENEFIT     VALUE        VALUE      BENEFIT
---------------------   --------------   --------   -----------   --------   --------   -----------   --------
          1
          2
          3
          4
          5
          6
          7
          8
          9
         10
         11
         12
         13
         14
         15
         16
         17
         18
         19
         20
         21
         22
         23
         24
         25
         26
         27
         28
         29
         30
         31
         32
         33
         34
         35
         36
         37
         38
         39
         40
         41
         42
         43
         44
         45
         46
         47
         48
         49
         50
         51
         52
         53
         54
         55

                                 12% HYPOTHETICAL
                             GROSS INVESTMENT RETURNS
       END OF          -------------------------------------
       POLICY            POLICY      SURRENDER      DEATH
        YEAR             VALUE         VALUE       BENEFIT
---------------------  ----------   -----------   ----------
          1
          2
          3
          4
          5
          6
          7
          8
          9
         10
         11
         12
         13
         14
         15
         16
         17
         18
         19
         20
         21
         22
         23
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         25
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         40
         41
         42
         43
         44
         45
         46
         47
         48
         49
         50
         51
         52
         53
         54
         55

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
*   In the absence of an additional premium, the Policy would lapse.

The illustration above is based on the following assumptions:
(1) Assumes that no Policy loans have been made.
(2) Current values reflect applicable premium expense charge, current cost of insurance rates, a monthly administration fee of $.06 per $1,000 of Basic Face Amount per month in Policy Years 1 through 9, and a monthly mortality and expense risk charge equal to 0.075% multiplied by the Variable Account Value, (which is equivalent to an annual rate of 0.90% of such amount) during Policy Years 1 through 10 and 0.021% multiplied by the Variable Account Value, (which is equivalent to an annual rate of 0.25% of such amount) during Policy Years 11 and thereafter.
(3) Net investment returns are calculated as the hypothetical gross investment returns less all charges and deductions shown in the prospectus.
(4) Assumes that the planned premium payment is made at the beginning of the Policy Year. Values would be different if the premiums are paid with a different frequency or in different amounts.

    THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS INCLUDING THE INVESTMENT ALLOCATIONS MADE BY AN OWNER, PREVAILING RATES AND RATES OF INFLATION. THE DEATH BENEFIT AND POLICY VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL RATES OF RETURN AVERAGED 0%, 6% OR 12% OVER A PERIOD OF YEARS BUT ALSO FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS. NO REPRESENTATION CAN BE MADE BY THE COMPANY OR THE FUNDS THAT THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

ILLUSTRATION OF POLICY VALUES
PROTECTIVE LIFE INSURANCE COMPANY
INSURED 1:  MALE   ISSUE AGE 55;  NON-SMOKER
INSURED 2:  FEMALE  ISSUE AGE 55;  NON-SMOKER

                          $  -  ANNUAL PLANNED PREMIUM
                          $1,000,000 BASIC FACE AMOUNT
                             DEATH BENEFIT OPTION B
                    USING GUARANTEED COST OF INSURANCE RATES

                           PREMIUM                0% HYPOTHETICAL                     6% HYPOTHETICAL
                         ACCUMULATED         GROSS INVESTMENT RETURNS            GROSS INVESTMENT RETURNS
       END OF                 AT         ---------------------------------   ---------------------------------
       POLICY            5% INTEREST      POLICY     SURRENDER     DEATH      POLICY     SURRENDER     DEATH
        YEAR               PER YEAR       VALUE        VALUE      BENEFIT     VALUE        VALUE      BENEFIT
---------------------   --------------   --------   -----------   --------   --------   -----------   --------
          1
          2
          3
          4
          5
          6
          7
          8
          9
         10
         11
         12
         13
         14
         15
         16
         17
         18
         19
         20
         21
         22
         23
         24
         25
         26
         27
         28
         29
         30
         31
         32
         33
         34
         35
         36
         37
         38
         39
         40
         41
         42
         43
         44
         45
         46
         47
         48
         49
         50
         51
         52
         53
         54
         55

                                12% HYPOTHETICAL
                            GROSS INVESTMENT RETURNS
       END OF          -----------------------------------
       POLICY           POLICY      SURRENDER      DEATH
        YEAR             VALUE        VALUE       BENEFIT
---------------------  ---------   -----------   ---------
          1
          2
          3
          4
          5
          6
          7
          8
          9
         10
         11
         12
         13
         14
         15
         16
         17
         18
         19
         20
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         22
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         32
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         35
         36
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         38
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         41
         42
         43
         44
         45
         46
         47
         48
         49
         50
         51
         52
         53
         54
         55

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
*   In the absence of an additional premium, the Policy would lapse.

The illustration above is based on the following assumptions:
(1) Assumes that no Policy loans have been made.
(2) Guaranteed values reflect applicable premium expense charge, guaranteed cost of insurance rates, a monthly administration fee of $.075 per $1,000 of Basic Face Amount per month in Policy Years 1 through 9, and a monthly mortality and expense risk charge equal to 0.075% multiplied by the Variable Account Value, (which is equivalent to an annual rate of 0.90% of such amount) during all Policy Years.
(3) Net investment returns are calculated as the hypothetical gross investment returns less all charges and deductions shown in the prospectus.

(4) Assumes that the planned premium payment is made at the beginning of the Policy Year. Values would be different if the premiums are paid with a different frequency or in different amounts.

    THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS INCLUDING THE INVESTMENT ALLOCATIONS MADE BY AN OWNER, PREVAILING RATES AND RATES OF INFLATION. THE DEATH BENEFIT AND POLICY VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL RATES OF RETURN AVERAGED 0%, 6% OR 12% OVER A PERIOD OF YEARS BUT ALSO FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS. NO REPRESENTATION CAN BE MADE BY THE COMPANY OR THE FUNDS THAT THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                      OTHER POLICY BENEFITS AND PROVISIONS

LIMITS ON RIGHTS TO CONTEST THE POLICY

    INCONTESTABILITY. Unless fraud is involved, Protective Life will not contest the Policy, or any supplemental rider, after the Policy or rider has been in force during the Joint Insureds' lifetime for two years from the Policy Effective Date or the effective date of the rider. Protective Life will not contest an increase in the Face Amount with respect to statements made in the evidence of insurability for that increase after the increase has been in force during the life of the Joint Insureds for two years after the effective date of the increase.

    SUICIDE EXCLUSION. If either of the Joint Insureds commits suicide, while sane or insane, within two years from the Policy Effective Date and while the Policy is in force, Protective Life's total liability will be limited to the premium payments made before death, less any Policy Debt and any withdrawals and the Policy will be terminated as of the date of such suicide. If either of the Joint Insureds commits suicide while sane or insane within two years from the effective date of any increase in Face Amount, Protective Life's total liability with respect to the increase will be limited to the sum of the monthly cost of insurance charges made for that increase.

CHANGES IN THE POLICY OR BENEFITS

    MISSTATEMENT OF AGE OR SEX. If the age or sex of either Joint Insured has been misstated in the application for the Policy, increases in Supplemental Face Amount or in any application for supplemental riders, the Death Benefit under the Policy or such supplemental riders is the amount which would have been provided by the most recent cost of insurance charge, and the cost of such supplemental riders, at the correct age and sex.

    OTHER CHANGES. At any time Protective Life may make such changes in the Policy as are necessary to assure compliance with any applicable laws, regulations or rulings issued by a government agency. This includes, but is not limited to, changes necessary to comply at all times with the definition of life insurance prescribed by the Internal Revenue Code. Any such changes will apply uniformly to all affected Policies and Owners will receive notification of such changes.

SUSPENSION OR DELAY IN PAYMENTS

    Protective Life will ordinarily pay any Death Benefit proceeds, Policy loans, withdrawals, or surrenders within seven calendar days after receipt at the Home Office of all the documents required for such a payment. Other than the Death Benefit, which is determined as of the date of death, the amount will be determined as of the date of receipt of all required documents. However, Protective Life may delay making a payment or processing a transfer request if
(1) the New York Stock Exchange is closed for other than a regular holiday or weekend, trading on the Exchange is restricted by the SEC, or the SEC declares that an emergency exists as a result of which the disposal or valuation of Variable Account assets is not reasonably practicable; or (2) the SEC by order permits postponement of payment to protect Owners. (See also "Payments from the Fixed Account".)

    When applied to distributions from the Fixed Account, Protective Life may defer payment of Death Benefit proceeds for up to two months and defer payment of withdrawals, surrenders and policy loans (unless the loan is for the payment of a premium to Protective Life) for up to six months after we receive your written request. If Protective Life delays payment on a surrender, you will be paid interest at the rate state law sets (if any) beginning at the time of the surrender request.

REPORTS TO POLICY OWNERS

    Each year you will be sent a report at your last known address showing, as of the end of the current report period: the Death Benefit; Policy Value; Fixed Account Value; Variable Account Value; Loan Account Value; Sub-Account Values; premiums paid since the last report; withdrawals since the last report;

any Policy loans and accrued interest; Surrender Value; current Net Premium allocations; charges deducted since the last report; and any other information required by law. You will also be sent an annual and a semi-annual report for each Fund underlying a Sub-Account to which you have allocated Policy Value, including a list of the securities held in each Fund, as required by the 1940 Act. In addition, when you pay premiums or request any other financial transaction under your Policy you will receive a written confirmation of these transactions.

ASSIGNMENT

    The Policy may be assigned in accordance with its terms. In order for any assignment to be binding upon Protective Life, it must be in writing and filed at the Home Office. Once Protective Life has received a signed copy of the assignment, the Owner's rights and the interest of any beneficiary (or any other person) will be subject to the assignment. Protective Life assumes no responsibility for the validity or sufficiency of any assignment. An assignment is subject to any Policy Debt. An assignment may result in certain amounts being subject to income tax and a 10% penalty tax. (See "Tax Considerations".)

ARBITRATION

    The Policy provides that any controversy, dispute or claim by any Owner(s), Joint Insureds, or beneficiary (a "claimant") arising out of insurance provided under the Policy will be submitted to binding arbitration pursuant to the Federal Arbitration Act. Arbitration will be binding upon any claimant as well as Protective Life and may not be set aside in later litigation except upon the limited circumstances set forth in the Federal Arbitration Act. Arbitration expenses will be borne by the losing party or in such proportion as the arbitrator(s) shall decide. Consult the Policy for additional information. This provision does not apply to Policies issued in certain states. The application for the Policy will indicate whether your Policy will be subject to an arbitration provision.

SUPPLEMENTAL RIDERS

    Supplemental riders may be available in connection with your Policy. Monthly charges for any such riders will be deducted from your Policy Value as part of the Monthly Deduction. (See "Monthly Deduction".) Any available supplemental riders will provide fixed benefits that do not vary with the investment experience of the Variable Account.

REINSURANCE

    The Company may reinsure a portion of the risks assumed under the Policies.

                               USES OF THE POLICY

    Life insurance, including variable life insurance, can be used to provide for many individual and business needs, in addition to providing a death benefit. Possible applications of a variable life insurance policy, such as this Policy include: (1) serving as vehicle for accumulating funds for a college education, (2) estate planning, (3) serving as an investment vehicle on various types of deferred compensation arrangements, (4) buy-sell arrangements,
(5) split dollar arrangements, and (6) a supplement to other retirement plans.

    As with any investment, using this Policy under these or other applications entails certain risks. For example, if investment performance of Sub-Accounts to which Policy Value is allocated is poorer than expected or if sufficient premiums are not paid, the Policy may lapse or may not accumulate Cash Value or Surrender Value sufficient to adequately fund the application for which the Policy was purchased. Similarly, certain transactions under a Policy entail risks in connection with the application for which the Policy is purchased. Withdrawals, policy loans and interest paid on policy loans may significantly affect current and future Policy Value, Cash Value, Surrender Value or Death Benefit Proceeds. If, for example, a policy loan is taken but not repaid prior to the death of the Last Survivor of the Joint Insureds, the Policy

Debt is subtracted from the Death Benefit in computing the Death Benefit Proceeds to be paid to a beneficiary.

    Prior to utilizing this Policy for the above applications you should consider whether the anticipated duration of the Policy is appropriate for the application for which you intend to purchase it.

    In addition, you need to consider the tax implications of using the Policy with these applications. (The tax implications of using this Policy with these applications can be complex and generally are not addressed in the discussion of "Tax Considerations" below.) Loans and withdrawals will affect the Policy Value and Death Benefit. There may be penalties and taxes if the policy is surrendered, lapses, matures or if a withdrawal is made. BECAUSE OF THESE RISKS, YOU NEED TO CAREFULLY CONSIDER HOW YOU USE THIS POLICY. THIS POLICY MAY NOT BE SUITABLE FOR ALL PERSONS, UNDER ANY OF THESE APPLICATIONS.

                               TAX CONSIDERATIONS

INTRODUCTION

    The following discussion of the federal income tax treatment of the Policy is not exhaustive, does not purport to cover all situations, and is not intended as tax advice. The federal income tax treatment of the Policy is unclear in certain circumstances, and a qualified tax adviser should always be consulted with regard to the application of law to individual circumstances. This discussion is based on the Internal Revenue Code of 1986, as amended (the "Code"), Treasury Department regulations, and interpretations existing on the date of this Prospectus. These authorities, however, are subject to change by Congress, the Treasury Department, and judicial decisions.

    This discussion does not address state or local tax consequences associated with the purchase of the Policy. In addition, PROTECTIVE LIFE MAKES NO GUARANTEE REGARDING ANY TAX TREATMENT -- FEDERAL, STATE OR LOCAL -- OF ANY POLICY OR OF ANY TRANSACTION INVOLVING A POLICY.

TAX STATUS OF PROTECTIVE LIFE

    Protective Life is taxed as a life insurance company under the Code. Since the operations of the Variable Account are a part of, and are taxed with, the operations of Protective Life, the Variable Account is not separately taxed as a "regulated investment company" under the Code. Under existing federal income tax laws, Protective Life is not taxed on investment income and realized capital gains of the Variable Account, although Protective Life's federal taxes are increased in respect of the Policies because of the federal tax law's treatment of deferred acquisition costs. Currently, a charge for federal income taxes is not deducted from the Sub-Accounts or the Policy's Cash Value. However, Protective Life does deduct a premium expense charge from each premium payment in all Policy Years in part to compensate it for the federal tax treatment of deferred acquisition costs. Protective Life reserves the right in the future to make a charge against the Variable Account or the Cash Values of a Policy for any federal, state, or local income taxes that it incurs and determines to be properly attributable to the Variable Account or the Policy. Protective Life will promptly notify the Owner of any such charge.

TAXATION OF LIFE INSURANCE POLICIES

    TAX STATUS OF THE POLICY. Section 7702 of the Code establishes a statutory definition of life insurance for federal tax purposes. Protective Life believes that the Policy will meet the current statutory definition of life insurance, which places limitations on the amount of premiums that may be paid and the Policy Values that can accumulate relative to the Death Benefit. As a result, the Death Benefit payable under the Policy will generally be excludable from the Beneficiary's gross income, and interest and other income credited under the Policy will not be taxable unless certain withdrawals are made (or are deemed to be made) from the Policy prior to the Insured's death, as discussed below. This tax treatment will only apply, however, if (1) the investments of the Variable Account are "adequately diversified" in accordance with Treasury

Department regulations, and (2) Protective Life, rather than the Owner, is considered the owner of the assets of the Variable Account for federal income tax purposes.

        DIVERSIFICATION REQUIREMENTS. The Code and Treasury Department regulations prescribe the manner in which the investments of a segregated asset account, such as the Variable Account, are to be "adequately diversified". If the Variable Account fails to comply with these diversification standards, the Policy will not be treated as a life insurance contract for federal income tax purposes and the Owner would generally be taxable currently on the income on the contract (as defined in the tax law). Protective Life expects that the Variable Account, through the Funds, will comply with the diversification requirements prescribed by the Code and Treasury Department regulations.

        OWNERSHIP TREATMENT. In certain circumstances, variable life insurance contract owners may be considered the owners, for federal income tax purposes, of the assets of a segregated asset account, such as the Variable Account, used to support their contracts. In those circumstances, income and gains from the segregated asset account would be includible in the contract owners' gross income. The Internal Revenue Service (the "IRS") has stated in published rulings that a variable contract owner will be considered the owner of the assets of a segregated asset account if the owner possesses incidents of ownership in those assets, such as the ability to exercise investment control over the assets. In addition, the Treasury Department announced, in connection with the issuance of regulations concerning investment diversification, that those regulations "do not provide guidance concerning the circumstances in which investor control of the investments of a segregated asset account may cause the investor, rather than the insurance company, to be treated as the owner of the assets in the account". This announcement also stated that guidance would be issued by way of regulations or rulings on the "extent to which policyholders may direct their investments to particular sub-accounts [of a segregated asset account] without being treated as owners of the underlying assets". As of the date of this prospectus, no such guidance has been issued.

        The ownership rights under the Policy are similar to, but different in certain respects from, those described by the IRS in rulings in which it was determined that contract owners were not owners of the assets of a segregated asset account. For example, the Owner of this Policy has the choice of more investment options to which to allocate Premium Payments and Variable Account Values, and may be able to transfer among investment options more frequently, than in such rulings. These differences could result in the Policy Owner being treated as the owner of a portion of the assets of the Variable Account and thus subject to current taxation on the income and gains from those assets. In addition, Protective Life does not know what standards will be set forth in the regulations or rulings which the Treasury Department has stated it expects to issue. Protective Life therefore reserves the right to modify the Policy as necessary to attempt to prevent Owners from being considered the owners of the assets of the Variable Account. However, there is no assurance that such efforts would be successful.

    The remainder of this discussion assumes that the Policy will be treated as a life insurance contract for federal tax purposes.

    TAX TREATMENT OF LIFE INSURANCE DEATH BENEFIT PROCEEDS. In general, the amount of the Death Benefit Proceeds payable from a Policy by reason of the death of the Insured is excludable from gross income under Section 101 of the Code. Certain transfers of the Policy for valuable consideration, however, may result in a portion of the Death Benefit Proceeds being taxable.

    If the Death Benefit Proceeds are not received in a lump sum and are, instead, applied under either Settlement Options 1, 2, or 4, generally payments will be prorated between amounts attributable to the Death Benefit which will be excludable from the beneficiary's income and amounts attributable to interest (accruing after the Insured's death) which will be includible in the beneficiary's income. If the Death Benefit Proceeds are applied under Option 3 (Interest Income), the interest payments will be includible in the beneficiary's income.

    TAX DEFERRAL DURING ACCUMULATION PERIOD. Under existing provisions of the Code, except as described below, any increase in an Owner's Policy Value is generally not taxable to the Owner unless amounts are received (or are deemed to be received) from the Policy prior to the Insured's death. If there is a surrender of the Policy, an amount equal to the excess of the Cash Value over the "investment in the contract" will be includible in the Owner's income. The "investment in the contract" generally is the aggregate premiums paid less the aggregate amount received under the Policy previously to the extent such amounts received were excludable from gross income. Whether withdrawals (or other amounts deemed to be distributed) from the Policy constitute income to the Owner depends, in part, upon whether the Policy is considered a "modified endowment contract" ("MEC") for federal income tax purposes.

    POLICIES NOT OWNED BY INDIVIDUALS. In the case of Policies issued to a nonnatural taxpayer such as a corporation, or held for the benefit of such an entity, a portion of the taxpayer's otherwise deductible interest expenses may not be deductible as a result of ownership of a Policy even if no loans are taken under the Policy. An exception to the latter rule is provided for certain life insurance contracts which cover the life of only one individual who is a 20-percent owner, or an officer, director, or employee of, a trade or business. An additional exception is provided for a Policy owned by an entity engaged in a trade or business which covers the joint lives of a 20% owner of the entity and the owner's spouse at the time first covered by the Policy. Entities that are considering purchasing the Policy, or entities that will be beneficiaries under a Policy, should consult a tax advisor.

POLICIES WHICH ARE NOT MECS

    TAX TREATMENT OF WITHDRAWALS GENERALLY. If the Policy is not a MEC (described below), the amount of any withdrawal from the Policy generally will be treated first as non-taxable recovery of premium and then as income from the Policy. Thus, a withdrawal from a Policy that is not a MEC generally will not be includible in income except to the extent it exceeds the investment in the contract immediately before the withdrawal.

    CERTAIN DISTRIBUTIONS REQUIRED BY THE TAX LAW IN THE FIRST 15 POLICY
YEARS. As indicated above, Section 7702 places limitations on the amount of premiums that may be paid and the Policy Values that can accumulate relative to the Death Benefit. Where cash distributions are required under Section 7702 in connection with a reduction in benefits during the first 15 years after the Policy is issued (or if withdrawals are made in anticipation of a reduction in benefits, within the meaning of the tax law, during this period), some or all of such amounts may be includible in income notwithstanding the general rule described in the preceding paragraph. A reduction in benefits may result upon a decrease in the Face Amount, a change from one Death Benefit Option to the other, if withdrawals are made, and in certain other instances.

    TAX TREATMENT OF LOANS. If a Policy is not classified as a MEC, a loan received under the Policy generally will be treated as indebtedness of the Owner. As a result, no part of any loan under a Policy will constitute income to the Owner so long as the Policy remains in force. If a Policy lapses when a loan is outstanding, the amount of the loan outstanding will be treated as the proceeds of a surrender for purposes of determining whether any amounts are includable in the Owner's income.

    Generally, interest paid on any loans under this Policy will not be tax deductible. The non-deductibility of interest includes interest paid or accrued on indebtedness with respect to one or more life insurance policies owned by a taxpayer covering any individual who is or has been an officer or employee of, or financially interested in, any trade or business carried on by the taxpayer. A limited exception to this rule exists for certain interest paid in connection with certain "key person" insurance. In the case of interest paid in connection with a loan with respect to a Policy covering the life of any key person, interest is deductible only to the extent that the aggregate amount of loans under one or more life insurance policies does not exceed $50,000. Further, even as to such loans up to $50,000, interest would not be deductible if the Policy were deemed for federal tax purposes to be a single premium life insurance policy or, in certain circumstances, if the loans were treated as "systematic borrowing" within the meaning of the tax law. A "key person" is an individual who is either an officer or a twenty percent owner of the taxpayer. The maximum number of individuals who can be treated as key persons may not exceed the greater of (1) 5 individuals or (2) the lesser of 5 percent of the total number of officers and employees of the taxpayer or

20 individuals. Owners should consult a tax advisor regarding the deductibility of interest incurred in connection with this Policy.

POLICIES WHICH ARE MECS

    CHARACTERIZATION OF A POLICY AS A MEC. In general, a Policy will be considered a MEC for federal income tax purposes if (1) the Policy is received in exchange for a life insurance contract that was a MEC, or (2) the Policy is entered into after June 21, 1988 and premiums are paid into the Policy more rapidly than the rate defined by a "7-Pay Test". This test generally provides that a Policy will fail this test (and thus be considered a MEC) if the accumulated amount paid under the Policy at any time during the 1st 7 Policy Years exceeds the cumulative sum of the net level premiums which would have been paid to that time if the Policy provided for paid-up future benefits after the payment of 7 level annual premiums. A material change of the Policy (as defined in the tax law) will generally result in a re-application of the 7-Pay Test. Due to the coverage of Joint Insureds under the Policy, there is some uncertainty about how to apply the 7-Pay Test to the Policy. There are also special considerations regarding the application of the 7-Pay Test to the Policy. For example, a reduction in the Death Benefit at any time, such as may occur upon a partial surrender, may cause a Policy to be a MEC, resulting in the tax treatment described below applying.

    Protective Life will monitor the Policies and will attempt to notify Owners on a timely basis if a Policy is in jeopardy of becoming a MEC. The Policy Owner may then request that Protective Life take whatever steps are available to avoid treating the Policy as a MEC, if that is desired.

    TAX TREATMENT OF WITHDRAWALS, LOANS, ASSIGNMENTS AND PLEDGES UNDER MECS. If the Policy is a MEC, withdrawals from the Policy will be treated first as withdrawals of income and then as a recovery of premiums paid. Thus, withdrawals will be includible in income to the extent the Policy Value exceeds the investment in the contract. The amount of any Policy Debt will be treated as a withdrawal for tax purposes. In addition, the discussion of interest on loans and of lapses while loans are outstanding under the caption "Policies Which Are Not MECs" also applies to Policies which are MECs.

    If the Owner assigns or pledges any portion of the Policy Value (or agrees to assign or pledge any portion), such portion will be treated as a withdrawal for tax purposes. The Owner's investment in the contract is increased by the amount includible in income with respect to any assignment, pledge, or loan, though it is not affected by any other aspect of the assignment, pledge, or loan (including its release or repayment). Before assigning, pledging, or requesting a loan under a Policy treated as a MEC, an Owner should consult a qualified tax advisor.

    PENALTY TAX. Generally, proceeds of a surrender or a withdrawal (or the amount of any deemed withdrawal) from a MEC are subject to a penalty tax equal to 10% of the portion of the proceeds that is includible in income, unless the surrender or withdrawal is made (1) after the Owner attains age 59 1/2,
(2) because the Owner has become disabled (as defined in the tax law), or
(3) as substantially equal periodic payments over the life or life expectancy of the Owner (or the joint lives or life expectancies of the Owner and his or her beneficiary, as defined in the tax law).

    AGGREGATION OF POLICIES. All life insurance contracts which are treated as MECs and which are purchased by the same person from Protective Life or any of its affiliates within the same calendar year will be aggregated and treated as one contract for purposes of determining the tax on withdrawals (including deemed withdrawals). The effects of such aggregation are not clear; however, it could affect the amount of a withdrawal (or a deemed withdrawal) that is taxable and the amount which might be subject to the 10% penalty tax described above.

ACTIONS TO ENSURE COMPLIANCE WITH THE TAX LAW. -- Protective Life believes that the maximum amount of premiums it has determined for the Policies will comply with the federal tax definition of life insurance. However, there is some uncertainty with respect to this definition, and in particular regarding how it applies to a life insurance contract that covers more than one insured. Protective Life will monitor the amount of premiums paid, and, if the premiums paid exceed those permitted by the tax definition of life insurance, Protective Life will immediately refund the excess premiums. Protective Life also reserves the right to increase the Death Benefit (which may result in larger charges under a Policy) or to take any other action deemed necessary to ensure the compliance of the Policy with the federal tax definition of life insurance.

OTHER CONSIDERATIONS. -- Changing the Owner, exchanging the Policy, changing from one Death Benefit Option to another, and other changes under the Policy may have tax consequences (other than those discussed herein) depending on the circumstances of such change or withdrawal. Federal estate and state and local estate, inheritance and other tax consequences of ownership or receipt of Policy proceeds depend on the circumstances of each Policy Owner or beneficiary.

FEDERAL INCOME TAX WITHHOLDING

    Protective Life will withhold and remit to the federal government a part of the taxable portion of a surrender and withdrawal made under a Policy unless the Owner notifies Protective Life in writing at the Home Office and such notice is received at or before the time of the surrender or withdrawal that he or she elects not to have any amounts withheld. Regardless of whether the Owner requests that no taxes be withheld or whether Protective Life withholds a sufficient amount of taxes, the Owner will be responsible for the payment of any taxes including any penalty tax that may be due on the amounts received. The Owner may also be required to pay penalties under the estimated tax rules, if the Owner's withholding and estimated tax payments are insufficient to satisfy the Owner's total tax liability.

    The exchange of one life insurance contract for another life insurance contract generally is not taxed if the insured lives are the same under both contracts (unless cash is distributed or a loan is reduced or forgiven). Thus, in the case of an exchange involving the Policy, the other life insurance contract involved in the exchange must also cover the same Joint Insureds. In addition, the exercise of the Policy Split Option Endorsement may result in the taxation of the Policy as if there were a full surrender.

            OTHER INFORMATION ABOUT THE POLICIES AND PROTECTIVE LIFE

SALE OF THE POLICIES

    Investment Distributors, Inc. ("IDI"), a wholly-owned subsidiary of Protective Life Corporation, acts as a principal underwriter of the Policies. IDI also acts as principal underwriter of variable annuity contracts issued through Protective Variable Annuity Separate Account and separate accounts of certain affiliates of Protective Life. IDI is a registered broker-dealer under the Securities Exchange Act of 1934 and a member of the National Association of Securities Dealers, Inc. The Policies are sold by certain registered representatives of broker-dealers (including ProEquities, Inc., an affiliate of Protective Life and IDI) that have entered into selling agreements with IDI, who are also appointed and licensed as insurance agents of Protective Life. Registered representatives may be paid commissions on Policies they sell based on premiums paid in amounts up to 115% of a targeted first year premium payment. A targeted first year premium payment is approximately equal to your minimum initial premium on an annual basis. For premiums paid in the first Policy Year which exceed this targeted amount, registered representatives may receive up to 4.5% on premiums in excess of target. For premiums received during policy years two through ten, the registered representatives may be paid up to 5.0% on premiums. After the first ten Policy Years registered representatives may be paid up to 1.00% on premiums received and .25% on unloaned Policy Value. Other allowances and overrides, and non-cash compensation, also may be paid. Registered representatives who meet certain productivity and profitability standards may be eligible for additional compensation.

    Protective Life may reduce or waive the sales charge, administrative fees and/or any other charges on any Policy sold to (i) directors, officers or employees of Protective Life or any of its affiliates, (ii) employees and registered representatives of any broker-dealer that has entered into a selling agreement with Protective Life or IDI, as well as employees of such registered representatives and (iii) the immediate family of the above persons, due to the generally lower sales and administrative expenses attributable to such individuals. No such reduction or waiver will be permitted where it would be unfairly discriminatory against any person.

CORPORATE PURCHASERS

    The Policy may be available for individuals and for corporations and other institutions. For corporate or other group or sponsored arrangements, fee-only arrangements or clients of registered investment advisors purchasing one or more Policies, Protective Life may reduce the amount of the premium expense charge, monthly administration fee, or other charges where the expenses associated with the sale of the Policy or Policies or the underwriting or other administrative costs associated with the Policy or Policies are reduced. Sales, underwriting or other administrative expenses may be reduced for reasons such as expected economies resulting from a corporate purchase, a group or sponsored arrangement or arrangements, fee-only arrangements or clients of registered investment advisors.

PROTECTIVE LIFE DIRECTORS AND EXECUTIVE OFFICERS

    The following table sets forth the name, age, address and principal occupations during the past five years of each of Protective Life's directors and executive officers. The address for each of these individuals is c/o Protective Life Insurance Company 2801 Highway 280 South, Birmingham, Alabama 35223.

        NAME          AGE                     POSITION WITH PROTECTIVE LIFE
--------------------  ---  -------------------------------------------------------------------
Drayton Nabers, Jr.   59   Chairman of the Board and Director
John D. Johns         48   President and Director
R. Stephen Briggs     50   Executive Vice President and Director
Jim E. Massengale     57   Executive Vice President, Acquisitions and Director
A.S. Williams III     63   Executive Vice President, Investments, Treasurer and Director
Danny L. Bentley      42   Senior Vice President, Dental and Consumer Benefits and Director
Richard J. Bielen     39   Senior Vice President, Investments and Director
T. Davis Keyes        47   Senior Vice President, Information Services, and Director
Carolyn King          49   Senior Vice President, Investment Products and Director
Deborah J. Long       46   Senior Vice President, General Counsel, Secretary and Director
Steven A. Schultz     46   Senior Vice President, Financial Institutions and Director
Wayne E. Stuenkel     46   Senior Vice President and Chief Actuary and Director
Judy Wilson           42   Senior Vice President, Guaranteed Investment Contracts
Jerry W. DeFoor       47   Vice President and Controller, and Chief Accounting Officer

    Mr. Nabers has been Chairman of the Board and a Director of Protective Life since August 1996. Mr. Nabers has been Chairman of the Board and Chief Executive Officer of PLC and a Director since August 1996. From May 1994 to August 1996, Mr. Nabers was Chairman of the Board, President and Chief Executive Officer and a Director of PLC. From May 1992 to May 1994, he was President and Chief Executive Officer and a Director of PLC. Mr. Nabers has served in various capacities with PLC and its subsidiaries since 1979. He is also a director of Energen Corporation, National Bank of Commerce of Birmingham, and Alabama National Bancorporation.

    Mr. Johns has been President of Protective Life and President and Chief Operating Officer of PLC since August 1996. He was Executive Vice President and Chief Financial Officer of Protective Life and PLC from October 1993 to August 1996. From August 1988 to October 1993, he served as Vice President and General Counsel of Sonat Inc. He is a director of National Bank of Commerce of Birmingham and Alabama National Bancorporation.

    Mr. Briggs has been Executive Vice President of Protective Life and PLC since October 1993. From January 1993 to October 1993 he was Senior Vice President, Life Insurance and Investment Products of Protective Life and PLC. Mr. Briggs had been Senior Vice President, Ordinary Marketing of Protective Life since April 1986 and PLC since August 1988. Mr. Briggs has been associated with PLC and its subsidiaries since 1977.

    Mr. Massengale has been Executive Vice President, Acquisitions of Protective Life and PLC since August 1996. From May 1992 to August 1996 he served as Senior Vice President of Protective Life and PLC. Mr. Massengale has been employed by PLC and its subsidaries since 1983.

    Mr. Williams has been Executive Vice President, Investments and Treasurer of Protective Life and PLC since August 1996. From July 1981 to August 1996 he was Senior Vice President, Investments and Treasurer of Protective Life and PLC. Mr. Williams has been employed by the PLC and its subsidiaries since 1964.

    Mr. Danny L. Bentley has been Senior Vice President, Dental and Consumer Benefits of Protective Life and PLC since August 1996. From May 1989 to August 1996, he was Vice President, Group Marketing of Protective Life. Mr. Bentley has been employed by PLC and its subsidiaries since 1980.

    Mr. Bielen has been Senior Vice President, Investments of Protective Life and PLC since August 1996. From August 1991 to August 1996, he was Vice President, Investments of Protective Life.

    Mr. Keyes has been Senior Vice President, Information Services of Protective Life and PLC since April, 1999. He was Vice President, Information Services of Protective Life and PLC from May 1993 to April 1999. He has been employed by Protective Life and PLC in various capacities since 1982. Mr. Keyes has been employed in the information services field since 1979.

    Ms. King has been Senior Vice President, Investment Products Division of Protective Life and PLC since April 1995. From August 1994 to March 1995, she served as Senior Vice President and Chief Investment Officer of Provident Life and Accident Insurance Company and of its parent company, Provident Life and Accident Insurance Company of America. She served as President of Provident National Assurance Company from November 1987 to March 1995. From November 1986 to August 1994, she served as Vice President of Provident Life and Accident Insurance Company of America.

    Ms. Long has been Senior Vice President, Secretary and General Counsel of Protective Life since September 1996 and of PLC since November 1996. Ms. Long was Senior Vice President and General Counsel of Protective Life from February 1994 to September 1996 and of PLC from February 1994 to November 1996. From August 1993 to January 1994, Ms. Long served as General Counsel of PLC and from February 1984 to January 1994 she practiced law with the law firm of Maynard, Cooper & Gale, P.C.

    Mr. Schultz has been Senior Vice President, Financial Institutions of Protective Life and PLC since March 1993. Mr. Schultz served as Vice President, Financial Institutions of Protective Life from February 1989 to March 1993 and of PLC from February 1993 to March 1993. Mr. Schultz has been employed by PLC and its subsidiaries since 1989.

    Mr. Stuenkel has been Senior Vice President and Chief Actuary of Protective Life and PLC since March 1987. Mr. Stuenkel is a Fellow in the Society of Actuaries and has been employed by PLC and its subsidiaries since 1978.

    Ms. Wilson has been Senior Vice President, Guaranteed Investment Contracts of Protective Life and PLC since January 1995. From July 1991 to December 31, 1994, she served as Vice President, Guaranteed Investment Contracts of Protective Life.

    Mr. DeFoor has been Vice President and Controller, and Chief Accounting Officer of Protective Life and PLC since April 1989, Mr. DeFoor is a certified public accountant and has been employed by PLC and its subsidiaries since August 1982.

STATE REGULATION

    Protective Life is subject to regulation by the Department of Insurance of the State of Tennessee, which periodically examines the financial condition and operations of Protective Life. Protective Life is also subject to the insurance laws and regulations of all jurisdictions where it does business. The Policy described in this prospectus has been filed with and, where required, approved by, insurance officials in those jurisdictions where it is sold.

    Protective Life is required to submit annual statements of operations, including financial statements, to the insurance departments of the various jurisdictions where it does business to determine solvency and compliance with applicable insurance laws and regulations.

ADDITIONAL INFORMATION

    A registration statement under the Securities Act of 1933 has been filed with the SEC relating to the offering described in this prospectus. This prospectus does not include all the information set forth in the registration statement. The omitted information may be obtained at the SEC's principal office in Washington, D.C. by paying the SEC's prescribed fees.

INDEPENDENT ACCOUNTANTS

    The audited statement of assets and liabilites of the Protective Variable Life Separate Account (comprised of seventeen Sub-Accounts in 1998 and twenty-three Sub Accounts in 1999) as of December 31, 1998 and December 31, 1999 and the related statements of operations and changes in net assets for each of the two years in the period ended December 31, 1999 and included in this Prospectus, have been included herein in reliance on the report of PricewaterhouseCoopers L.L.P., independent accountants, given on the authority of that firm as experts in accounting and auditing.

    The consolidated balance sheets of Protective Life as of December 31, 1999, and 1998 and the consolidated statements of income, stockholder's equity and cash flows for each of the three years in the period ended December 31, 1999 and the related financial statement schedules included in this Prospectus, have been included herein in reliance on the report of PricewaterhouseCoopers L.L.P., independent accountants, given on the authority of that firm as experts in accounting and auditing.

EXPERTS

    Actuarial matters included in this prospectus have been examined by Daniel
J. Keating, F.S.A, M.A.A.A., whose opinion is filed as an exhibit to the registration statement.

IMSA

    Protective Life is a member of the Insurance Marketplace Standards Association ("IMSA"), and as such may include the IMSA logo and information about IMSA membership in Protective advertisements. Companies that belong to IMSA subscribe to a set of ethical standards covering the various aspects of sales and service for individually sold life insurance and annuities.

LEGAL MATTERS

    Sutherland Asbill & Brennan LLP of Washington, D.C. has provided advice on certain matters relating to the federal securities laws.

FINANCIAL STATEMENTS

    The audited statement of assets and liabilities of the Protective Variable Life Separate Account (comprised of seventeen Sub-Accounts in 1998 and twenty-three Sub Accounts in 1999) as of December 31, 1999 and December 31, 1998 and the related statements of operations and changes in net assets for each of the two years in the period ended December 31, 1999 as well as the Report of Independent Accountants are contained herein.

    The audited consolidated balance sheets for Protective Life as of December 31, 1999, and 1998 and the related consolidated statements of income, stockholder's equity, and cash flows for the years ended December 31, 1999, 1998 and 1997 as well as the Report of Independent Accountants are contained herein.

                         INDEX TO FINANCIAL STATEMENTS

THE PROTECTIVE VARIABLE LIFE SEPARATE ACCOUNT

Report of Independent Accountants...........................     F-2

Statement of Assets and Liabilities as of December 31,
 1999.......................................................     F-3

Statement of Assets and Liabilities as of December 31,
 1998.......................................................     F-5

Statement of Operations for the period ended December 31,
 1999.......................................................     F-7

Statement of Operations for the period ended December 31,
 1998.......................................................     F-9

Statement of Changes in Net Assets for the period ended
 December 31, 1999..........................................    F-11

Statement of Changes in Net Assets for the period ended
 December 31, 1998..........................................    F-13

Notes to Financial Statements...............................    F-15

PROTECTIVE LIFE INSURANCE COMPANY

Report of Independent Accountants...........................    F-20

Consolidated Statements of Income for the years ended
 December 31, 1999, 1998 and 1997...........................    F-21

Consolidated Balance Sheets as of December 31, 1999 and
 1998.......................................................    F-22

Consolidated Statements of Share-Owner's Equity for the
 years ended
 December 31, 1999, 1998 and 1997...........................    F-23

Consolidated Statements of Cash Flows for the years ended
 December 31, 1999, 1998 and 1997...........................    F-24

Notes to Consolidated Financial Statements..................    F-25

Financial Statement Schedules:

Schedule III -- Supplementary Insurance Information.........     S-1

Schedule IV -- Reinsurance..................................     S-2

    All other schedules to the consolidated financial statements required by
Article 7 of Regulation S-X are not required under the related instructions or are inapplicable and therefore have been omitted.

                           [To be filed by amendment]

                                   APPENDIX A

          EXAMPLES OF DEATH BENEFIT COMPUTATION UNDER OPTIONS A AND B

    OPTION A EXAMPLE. For purposes of this example, assume that the younger of Joint Insureds is between age 0 and 40 and that there is no outstanding Policy Debt. Under Option A, a policy with a $250,000 Face Amount will generally pay $250,000 in Death Benefits. However, because the Death Benefit must be greater than or equal to 250% of the Policy Value, any time that the Policy Value exceeds $100,000, the Death Benefit will exceed the $250,000 Face Amount. Each additional dollar added to Policy Value above $100,000 will increase the Death Benefit by $2.50. A policy with a $250,000 Face Amount and a Policy Value of $125,000 will provide a Death Benefit of $312,500 ($125,000 X 250%); a Policy Value of $150,000 will provide a Death Benefit of $375,000 ($150,000 X 250%).

    Similarly, so long as Policy Value exceeds $100,000, each dollar taken out of Policy Value will reduce the Death Benefit by $2.50. If, for example, the Policy Value is reduced from $150,000 to $100,000 because of partial surrenders, charges, or negative investment performance, the Death Benefit will be reduced from $375,000 to $250,000. If at any time, however, the Policy Value multiplied by the Face Amount percentage is less than the Face Amount, the Death Benefit will equal the current Face Amount of the policy. Thus, if the Policy Value is reduced from $150,000 to $75,000 because of partial surrenders, charges, or negative investment performance, the Death Benefit will be reduced from $375,000 to $250,000, not to $187,500.

    The Face Amount percentage becomes lower as the age of the younger Joint Insured increases. If the Attained Age of the younger Joint Insured in the example above was, for example 50 (rather than between 0 and 40), the percentage by which Policy Value is multiplied would be 185%. The Death Benefit would not exceed the $250,000 Face Amount unless the Policy Value exceeded approximately $135,135 (rather than $100,000), and each dollar then added to or taken from the Policy Value would change the Death Benefit by $1.85 (rather than $2.50).

    OPTION B EXAMPLE. For purposes of this example, assume that the younger Joint Insured's Attained age is between 0 and 40 and that there is no outstanding Policy Debt. Under Option B, a Policy with a Face Amount of $250,000 will generally provide a Death Benefit of $250,000 plus Policy Value. Thus, for example, a Policy with a Policy Value of $25,000 will have a Death Benefit of $275,000 ($250,000+$25,000); a Policy Value of $50,000 will provide a Death
Benefit of $300,000 (250,000+$50,000). The Death Benefit, however must be at least 250% of the Policy Value. As a result, if the Policy Value exceeds $166,667, the Death Benefit will be greater than the Face Amount plus Policy Value. Each additional dollar of Policy value above $166,667 will increase the Death Benefit by $2.50. A policy with a Face Amount of $250,000 and a Policy Value of $175,000 will provide a Death Benefit of $437,500 ($175,000 X 250%); a Policy Value of $200,000 will provide a Death Benefit of $500,000 ($200,000 X 250%).

    Similarly, any time Policy Value exceeds $166,667, each dollar taken out of Policy Value will reduce the Death Benefit by $2.50. If, for example, the Policy Value is reduced from $200,000 to $175,000 because of partial surrenders, charges or negative investment performance, the Death Benefit will be reduced from $500,000 to $437,500. If at any time, however, Policy Value multiplied by the Face Amount percentage is less than the Face Amount plus the Policy Value, then the Death Benefit will be the current Face Amount plus Policy Value of the Policy. Thus, if the Policy Value decreased from $175,000 to $150,000 because of partial surrenders, charges or negative investment performance, the Death Benefit will be reduced from $437,500 to $400,000, not to $375,000.

    The Face Amount percentage becomes lower as the age of the younger Joint Insured increases. If the Attained Age of the younger Joint Insured in the example above was, for example 50 (rather than between 0 and 40), the percentage by which Policy Value is multiplied would be 185%. The Death Benefit would be the sum of the Policy Value plus $250,000 unless the Policy Value exceeded $294,118 (rather than $166,667), and each dollar then added to or taken from the Policy Value would change the Death Benefit by $1.85 (rather than $2.50).

                        TABLE OF FACE AMOUNT PERCENTAGES

ATTAINED                  ATTAINED                   ATTAINED                   ATTAINED
  AGE     PERCENTAGE        AGE      PERCENTAGE        AGE      PERCENTAGE        AGE      PERCENTAGE
-----------------------------------------------------------------------------------------------------
  0-40       250%            50         185%            60         130%           70          115%
   41        243%            51         178%            61         128%           71          113%
   42        236%            52         171%            62         126%           72          111%
   43        229%            53         164%            63         124%           73          109%
   44        222%            54         157%            64         122%           74          107%
   45        215%            55         150%            65         120%         75-90         105%
   46        209%            56         146%            66         119%           91          104%
   47        203%            57         142%            67         118%           92          103%
   48        197%            58         138%            68         117%           93          102%
   49        191%            59         134%            69         116%           94          101%
                                                                                 95+          100%

                          PART II -- OTHER INFORMATION
                          UNDERTAKING TO FILE REPORTS

    Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the undersigned registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents, and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority conferred in that section.

                              RULE 484 UNDERTAKING

    Article XI of the By-laws of Protective Life provides, in substance, that any of Protective Life's directors and officers, who is a party or is threatened to be made a party to any action, suit or proceeding, other than an action by or in the right of Protective Life, by reason of the fact that he is or was an officer or director, shall be indemnified by Protective Life against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such claim, action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of Protective Life and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. If the claim, action or suit is or was by or in the right of Protective Life to procure a judgment in its favor, such person shall be indemnified by Protective Life against expenses (including attorneys' fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of Protective Life, except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable for negligence or misconduct in the performance of his duty to Protective Life unless and only to the extent that the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which such court shall deem proper. To the extent that a director or officer has been successful on the merits or otherwise in defense of any such action, suit or proceeding, or in defense of any claim, issue or matter therein, he shall be indemnified by Protective Life against expenses (including attorneys' fees) actually and reasonably incurred by him in connection therewith, not withstanding that he has not been successful on any other claim issue or matter in any such action, suit or proceeding. Unless ordered by a court, indemnification shall be made by Protective Life only as authorized in the specific case upon a determination that indemnification of the officer or director is proper in the circumstances because he has met the applicable standard of conduct. Such determination shall be made (a) by the Board of Directors by a majority vote of a quorum consisting of directors who were not parties to, or who have been successful on the merits or otherwise with respect to, such claim action, suit or proceeding, or (b) if such a quorum is not obtainable, or, even if obtainable a quorum of disinterested directors so directs, by independent legal counsel in a written opinion or (c) by the shareholders.

    In addition, the executive officers and directors are insured by PLC's Directors' and Officers' Liability Insurance Policy including Company Reimbursement and are indemnified by a written contract with PLC which supplements such coverage.

    Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification may be against public policy as expressed in the Act and may be, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

REPRESENTATIONS PURSUANT TO RULE Section 26(e) of the Investment Company Act of
                                      1940

    Protective Life hereby represents that the fees and charges deducted under the variable life insurance policies described herein are, in the aggregate, reasonable in relation to the services rendered, the expenses expected to be incurred and the risks assumed by it under such policies.

                       CONTENTS OF REGISTRATION STATEMENT

    This registration statement consists of the following papers and documents:

    The facing sheet.

    The prospectus consisting of 55 pages.

    The undertaking to file reports.

    The Rule 484 undertaking.

    Representations pursuant to Section 26(e) of the Investment Company Act of 1940.

    The signatures.

    Written consents of the following persons:

       Nancy Kane, Esq.

       Daniel J. Keating, F.S.A., M.A.A.A.

       Sutherland Asbill & Brennan LLP

       PricewaterhouseCoopers LLP

    The following exhibits:

1.A.  (1)          Certified resolutions of the board of directors of Protective Life Insurance Company establishing
                   Protective Variable Life Separate Account.*
      (2)          None.
      (3)(a)       Form of Underwriting Agreement among Protective Life Insurance Company, Investment Distributors,
                   Inc. and Protective Variable Life Separate Account.**
      (a)(1)       Amendment I to the Underwriting Agreement+++
      (b)          Form of Distribution Agreement between Investment Distributors, Inc. and selling broker-dealers.**
      (4)          None.

------------------------

    *Incorporated herein by reference to the initial filing of the Form S-6
     Registration Statement, (File No. 33-61599) as filed with the Commission on August 4, 1995.

   **Incorporated herein by reference to Pre-Effective Amendment No. 1 to the Form S-6 Registration Statement, (File No. 33-61599) as filed with the Commission on December 22, 1995.

  ***Incorporated herein by reference to Post-Effective Amendment No. 5 to the Form N-4 Registration Statement (File No. 33-70984) as filed with the Commission on April 30, 1997.

 ****Incorporated herein by reference to the initial filing of the Form S-6
     Registration Statement (File No. 333-52215) as filed with the Commission on May 8, 1998.

*****Incorporated herein by reference to Post-Effective Amendment No. 3 to the Form S-6 Registration Statement (File No. 33-61599) as filed with the Commission on April 30, 1998.

    +Incorporated herein by reference to Pre-Effective Amendment No. 2 to the Form S-6 Registration Statement (File No. 333-45963) as filed with the Commission on June 19, 1998.

   ++Incorporated herein by reference to Pre-Effective Amendment Number 1 to the Form N-4 Registration Statement (File No. 333-60149) as filed with the Commission on October 26, 1998.

  +++Incorporated herein by reference to Pre-Effective Amendment Number 1 to the Form S-6 Registration Statement (File No. 333-45963) as filed with the Commission on June 3, 1998.

 ++++To be filed by Amendment.

      (5)(a)       Form of Contract.++++
      (b)
      (6)(a)       Charter of Protective Life Insurance Company.*
      (b)          By-Laws of Protective Life Insurance Company.*
      (7)          None
      (8)          None
      (9)(a)       Participation/Distribution Agreement.**
      (a)(1)       Amendment I to the Participation/Distribution Agreement+++
      (b)          Participation Agreement (Oppenheimer Variable Account Funds).***
      (c)          Participation Agreement (MFS Variable Insurance Trust).***
      (d)          Participation Agreement (Acacia Capital Corporation).***
      (e)          Participation Agreement (Van Eck Worldwide Insurance Trust).++
      (f)          Participation Agreement (Van Kampen Life Investment Trust).++++
      (10)         Contract Application.++++
 2.                Opinion and consent of Nancy Kane, Esq.++++
 3.                Not applicable.
 4.                Not applicable.
 5.                Not applicable.
 6.                Not Applicable
 7.                Opinion and consent of Daniel J. Keating, F.S.A., M.A.A.A.++++
 8.                Consent of Sutherland Asbill & Brennan LLP++++
 9.                Consent of PricewaterhouseCoopers, L.L.P.++++
10.                Memorandum pursuant to Rule 6e-3(T)(b)(12)(iii) describing issue, transfer and redemption procedures.++++
11.                Power of Attorney.

------------------------

    *Incorporated herein by reference to the initial filing of the Form S-6
     Registration Statement, (File No. 33-61599) as filed with the Commission on August 4, 1995.

   **Incorporated herein by reference to Pre-Effective Amendment No. 1 to the Form S-6 Registration Statement, (File No. 33-61599) as filed with the Commission on December 22, 1995.

  ***Incorporated herein by reference to Post-Effective Amendment No. 5 to the Form N-4 Registration Statement (File No. 33-70984) as filed with the Commission on April 30, 1997.

 ****Incorporated herein by reference to the initial filing of the Form S-6
     Registration Statement (File No. 333-52215) as filed with the Commission on May 8, 1998.

*****Incorporated herein by reference to Post-Effective Amendment No. 3 to the Form S-6 Registration Statement (File No. 33-61599) as filed with the Commission on April 30, 1998.

    +Incorporated herein by reference to Pre-Effective Amendment No. 2 to the Form S-6 Registration Statement (File No. 333-45963) as filed with the Commission on June 19, 1998.

   ++Incorporated herein by reference to Pre-Effective Amendment Number 1 to the Form N-4 Registration Statement (File No. 333-60149) filed with the Commission on October 26, 1998.

  +++Incorporated herein by reference to Pre-Effective Amendment Number 1 to the Form S-6 Registration Statement (File No. 333-45963) filed with the Commission on June 3, 1998.

 ++++To be filed by Amendment.

                                   SIGNATURES

    Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant, Protective Variable Life Separate Account has duly caused this Registration Statement on Form S-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Birmingham, State of Alabama on March 7, 2000.

                                    PROTECTIVE VARIABLE LIFE SEPARATE ACCOUNT

                                                   (Registrant)

                                  By:              /s/ JOHN D. JOHNS
                                     -------------------------------------------

                                              John D. Johns, President
                                          PROTECTIVE LIFE INSURANCE COMPANY

                                        PROTECTIVE LIFE INSURANCE COMPANY
                                                   (Depositor)

                                  By:              /s/ JOHN D. JOHNS
                                     -------------------------------------------

                                              John D. Johns, President
                                          PROTECTIVE LIFE INSURANCE COMPANY

    As required by the Securities Act of 1933, this Registration Statement on Form S-6 has been signed by the following persons in the capacities and on the dates indicated.

                        SIGNATURE                                                    TITLE
                        ---------                                                    -----

                            *
       -------------------------------------------         Chairman of the Board and Director (Principal Executive
                   Drayton Nabers, Jr.                      Officer)

                    /s/ JOHN D. JOHNS
       -------------------------------------------         President and Director (Principal Financial Officer)
                      John D. Johns

                   /s/ JERRY W. DEFOOR
       -------------------------------------------         Vice President, Controller and Chief Accounting Officer
                     Jerry W. DeFoor                        (Principal Accounting Officer)

                            *
       -------------------------------------------                                 Director
                    R. Stephen Briggs

                            *
       -------------------------------------------                                 Director
                    Jim E. Massengale

                            *
       -------------------------------------------                                 Director
                    A.S. Williams III

                        SIGNATURE                                DATE
                        ---------                                ----
                            *
       -------------------------------------------          March 7, 2000
                   Drayton Nabers, Jr.
                    /s/ JOHN D. JOHNS
       -------------------------------------------          March 7, 2000
                      John D. Johns
                   /s/ JERRY W. DEFOOR
       -------------------------------------------          March 7, 2000
                     Jerry W. DeFoor
                            *
       -------------------------------------------          March 7, 2000
                    R. Stephen Briggs
                            *
       -------------------------------------------          March 7, 2000
                    Jim E. Massengale
                            *
       -------------------------------------------          March 7, 2000
                    A.S. Williams III

                        SIGNATURE                                                    TITLE
                        ---------                                                    -----
                            *
       -------------------------------------------                                 Director
                    Danny L. Bentley

                            *
       -------------------------------------------                                 Director
                    Richard J. Bielen

                            *
       -------------------------------------------                                 Director
                     T. Davis Keyes

                            *
       -------------------------------------------                                 Director
                      Carolyn King

                            *
       -------------------------------------------                                 Director
                     Deborah J. Long

                            *
       -------------------------------------------                                 Director
                    Steven A. Schultz

                            *
       -------------------------------------------                                 Director
                    Wayne E. Stuenkel

*By:          /s/ NANCY KANE
                   --------------------------------------
                       Nancy Kane
                    Attorney-in-Fact

                        SIGNATURE                                DATE
                        ---------                                ----
                            *
       -------------------------------------------          March 7, 2000
                    Danny L. Bentley
                            *
       -------------------------------------------          March 7, 2000
                    Richard J. Bielen
                            *
       -------------------------------------------          March 7, 2000
                     T. Davis Keyes
                            *
       -------------------------------------------          March 7, 2000
                      Carolyn King
                            *
       -------------------------------------------          March 7, 2000
                     Deborah J. Long
                            *
       -------------------------------------------          March 7, 2000
                    Steven A. Schultz
                            *
       -------------------------------------------          March 7, 2000
                    Wayne E. Stuenkel
*By:          /s/ NANCY KANE
                   --------------------------------------
                       Nancy Kane
                    Attorney-in-Fact                        March 7, 2000

                                 EXHIBIT INDEX

11        Power of Attorney